Exhibit 99.1

AGENCY AGREEMENT

August 9, 2013

Veris Gold Corp.
900 — 688 West Hastings Street

Vancouver, British Columbia V6B 1P1

Attention:                                        Mr. R. Llee Chapman, President & Chief Executive Officer

Dear Sir:

Secutor Capital Management Corporation (the “Lead Agent”) and Global Hunter Securities LLC (the “U.S. Agent”, together with the Lead Agent, the “Agents”) understand that Veris Gold Corp. (the “Corporation”) intends to issue an aggregate of 9,009,800 units of the Company (“Units”), with each Unit consisting of one common share of the Corporation (a “Unit Share”) and one half of one common share purchase warrant, (each whole warrant, a “Warrant”).  The Units will be issued at a price of $0.52 per Unit (the “Unit Offering Price”). All offers and sales of the Units in the United States shall only be made by the U.S. Agent.

The Corporation also intends to issue in Canada an aggregate of 5,813,100 flow-through units of the Company (“Flow-Through Units”), with each Flow-Through Unit consisting of one common share of the Corporation which qualifies as a “flow-through share” within the meaning of the Income Tax Act (Canada) (the “Flow-Through Shares”) and one half of one common share purchase warrant (each whole warrant, a “Flow-Through Warrant”). The Unit Warrants and the Flow-Through Warrants are collectively referred to as the “Warrants”.  The Flow-Through Units will be issued at a price of $0.55 per Flow-Through Unit (the “Flow-Through Offering Price”). All offers and sales of the Units in Canada and the Flow-Through Units shall only be made by the Lead Agent.

The Corporation desires to grant to the Agents, pursuant to Section 10 hereof, an option (the “Over-Allotment Option”), exercisable, in whole or in part, within 30 days from the Closing Date (as hereinafter defined), in the Agents’ sole discretion and without obligation, to cause the Corporation to offer for sale, up to the number of Offered Securities (as hereinafter defined) that is equal up to 10% of the aggregate number of Offered Securities issued pursuant hereto, on a pro rata basis to the total number of Units and Flow-Through Units issued pursuant hereto (each, an “Additional Unit”).

The distribution of the Units and the Flow-Through Units, including any Additional Units pursuant to the Over-Allotment Option (collectively, the “Offered Securities”) is referred to herein as the “Offering”.

Each whole Warrant issued pursuant to the Units shall entitle the holder thereof to acquire one common share (a “Warrant Share”) at an exercise price of $0.60 per Warrant Share for a period of 36 months following the Closing Date (as hereinafter defined).  Each whole Warrant issued pursuant to the Flow-Through Units shall entitle the holder thereof to acquire one Warrant Share at an exercise price of $0.65 per Warrant Share for a period of 36 months following the Closing Date (as hereinafter defined). The Warrants issued pursuant to the Units and Flow-Through Units shall be created and issued pursuant to a warrant indenture (the “Warrant Indenture”) to be executed as of the Closing Date between the Corporation and Computershare Trust Company of Canada (the “Warrant Agent”).

The net proceeds of the Offering will be used by the Corporation as described in the Prospectus Supplements (as hereinafter defined) under the heading “Use of Proceeds” (provided that not less than an amount equal to the Commitment Amount shall be expended on Qualifying Expenditures).

In consideration of the Agents’ services to be rendered in connection with the Offering, the Corporation shall pay, as directed by the Lead Agent, on behalf of the Agents, a fee (the “Agents’ Fee”) in a cash amount equal to: (a) 5% of the gross proceeds received by the Corporation from the issue and sale of the Offered Securities, excluding the proceeds received from the sale of the Offered Securities to any of the persons identified in Schedule “A” attached hereto (the “President’s List”); and (b) 1.5% of the aggregate proceeds received by the Corporation from the issue and sale of Offered Securities to any of the persons identified in the President’s List.  As additional compensation for the services to be rendered by the Agents in connection with the Offering, the Corporation will issue to the Agents Common Shares (as hereinafter defined) equal to 2% of the total number of Offered Securities sold in the Offering (the “Compensation Shares”) excluding from such calculation any Offered Securities sold in the Offering to any persons identified on the President’s List and the Corporation shall grant to the Agents that number of compensation options (“Compensation Options”) that is equal to 4.5% of the aggregate number of Offered Securities issued pursuant to the Offering, excluding from such calculation any Offered Securities sold in the Offering to any persons identified on the President’s List.  Each Compensation Option shall be exercisable into one Common Share (a “Compensation Share”) at an exercise price equal to the Offering Price at any time commencing on the Closing Date and expiring 24 months from the Closing Date and shall be subject to a lock-up restriction complying with the requirements for lock-up restrictions under FINRA Rule 5110(g) for 360 days after the date of commencement of sales in the Offering.  The Corporation shall execute and deliver to the Agents at the Time of Closing certificates evidencing the Compensation Options (the “Compensation Option Certificates”) to which the Agents are entitled in a form to be agreed upon by the Agents and the Corporation, acting reasonably.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States.  The Offering may also take place in such other jurisdictions as may be agreed upon in writing by the Corporation and the Agents.

The Agents understand that the Corporation has prepared and filed the Canadian Shelf Prospectus (as hereinafter defined) and the Canadian Preliminary Prospectus Supplement (as hereinafter defined) with respect to the qualification for distribution to the public of, among other securities, the Offered Securities in each of the Qualifying Jurisdictions (as hereinafter defined) and will prepare and file the Canadian Prospectus Supplement (as hereinafter defined) and all other necessary documents in order to qualify: (i) the Offered Securities for distribution to the public in each of the Qualifying Jurisdictions and; (ii) the Compensation Options for issue to the Agents. The Agents also understand that the Corporation has prepared and filed with the United States Securities and Exchange Commission (the “SEC”), in accordance with the United States Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “U.S. Securities Act”), the Registration Statement (as hereinafter defined), along with an appointment of agent for service of process upon the Corporation on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”). The Agents further understand that the Corporation has prepared and filed the U.S. Preliminary Prospectus Supplement (as hereinafter defined) and will prepare and file the U.S. Prospectus Supplement (as hereinafter defined), to register the offering of, among other securities, the Offered Securities in the United States using the Multi-Jurisidictional Disclosure System adopted in the United Stated and Canada.

The additional terms and conditions of this agency agreement (the “Agreement”) are set forth below.

1.                                      DEFINITIONS

1.1                               In this Agreement, including any schedules forming a part of this Agreement:

(a)                                 “1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

(b)                                 “Acts” means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and “Act” means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(c)                                  “Additional Unit” has the meaning set forth, and the attributes set out on page 1 of this Agreement;

(d)                                 “Agents” has the meaning set forth on page 1 of this Agreement;

(e)                                  “Agents’ Expenses” has the meaning set forth in Section 6.2;

(f)                                   “Agents’ Fee” has the meaning set forth on page 2 of this Agreement;

(g)                                  “Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

(h)                                 “Bring Down Comfort Letter” has the meaning set forth in Subsection 4.1(t)(iii);

(i)                                     “Bring Down Financial Certificate” has the meaning set forth in Subsection 4.1(t)(iv);

(j)                                    “Canadian Preliminary Prospectus Supplement” means the preliminary prospectus supplement of the Corporation dated August 7, 2013, which excluded certain pricing information, including all of the Documents Incorporated by Reference, prepared and filed by the Corporation pursuant to NI 44-102 and relating to the distribution of the Offered Securities in the Qualifying Jurisdictions;

(k)                                 “Canadian Prospectus” means, collectively, the Canadian Shelf Prospectus, the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement;

(l)                                     “Canadian Prospectus Supplement” means the prospectus supplement of the Corporation, which includes the pricing information omitted from the Canadian Preliminary Prospectus Supplement, to be dated the date hereof, including all of the Documents Incorporated by Reference, prepared and filed by the Corporation pursuant to NI 44-102 and relating to the distribution of the Offered Securities in the Qualifying Jurisdictions;

(m)                             “Canadian Securities Laws” means, in respect of the Offering, collectively the Acts and Regulations having application and the rules, policies, notices and orders issued by the applicable Regulatory Authorities in Canada having application;

(n)                                 “Canadian Shelf Prospectus” means the short form base shelf prospectus of the Corporation dated October 31, 2012, including all of the Documents Incorporated by Reference, prepared by the Corporation and relating to the distribution of securities pursuant to NI 44-102, and for which a receipt has been issued by the Principal Regulator on its own behalf and on behalf of each of the other Commissions pursuant to the Passport System and NP 11-202;

(o)                                 “Canadian Warrant Supplement” has the meaning set forth in Section 2.5;

(p)                                 “CEE” means expenses incurred by the Corporation during the Expenditure Period that are expenses described in paragraph (f) of the definition of “Canadian exploration expense” in subsection 66.1(6) of the Tax Act or that would be included in paragraph (h) of that definition if the words “paragraphs (a) to (d) and (f) to (g.1)” in that paragraph were read as “paragraph (f)”, excluding amounts which are described in paragraphs 66(12.6)(a), (b), (b.1) and (c) of the Tax Act;

(q)                                 “Claim” has the meaning set forth in Section 11.1;

(r)                                    “Closing Materials” has the meaning set forth in Subsection 4.1(t)(x);

(s)                                   “Closing” and “Closing Date” have the meanings set forth in Section 9.1;

(t)                                    “Comfort Letter” has the meaning set forth in Subsection 4.1(t)(i);

(u)                                 “Commissions” means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and “Commission” means the securities regulatory body of a specified Qualifying Jurisdiction;

(v)                                 “Commitment Amount “ means $0.54999 means multiplied by the number of Flow-Through Shares subscribed and paid for pursuant to the Offering;

(w)                               “Common Shares” means the class of shares of the Corporation designated as Common Shares without par value;

(x)                                 “Compensation Options” has the meaning ascribed thereto on page 2 of this Agreement;

(y)                                 “Compensation Option Certificate” has the meaning ascribed thereto on page 2 of this Agreement;

(z)                                  “Compensation Shares” has the meaning ascribed thereto on page 2 of this Agreement;

(aa)                          “Continuous Disclosure Materials” has the meaning set forth in Subsection 3.1(n);

(bb)         “Corporate Opinions” has the meaning set forth in Subsection 4.1(t)(viii);

(cc)                            “Corporation” has the meaning set forth on page 1 of this Agreement;

(dd)                          “Corporation’s Financial Statements” has the meaning set forth in Subsection 3.1(gg);

(ee)                            “CRA” means the Canada Revenue Agency;

(ff)                              “Deutsche Bank” means Deutsche Bank AG, London Branch;

(gg)                            “Deutsche Bank Participation Right” means the participation right granted by the Corporation to Deutsche Bank pursuant to the subscription agreement dated May 24, 2011 whereby until May 31, 2014 Deutsche Bank has the right to participate on a pro rata basis in all issuances of equity securities by the Corporation;

(hh)                          “Deutsche Bank Top-Up Right” means the top-up right granted by the Corporation to Deutsche Bank pursuant to the subscription agreement dated May 24, 2011 whereby until May 31, 2014, upon the conversion, exercise, or exchange of outstanding convertible securities of the Corporation (other than incentive stock options) for Common Shares, Deutsche Bank is entitled to acquire such number of Common Shares to allow Deutsche Bank to return to the common shareholding percentage in the Corporation that it had prior to such conversion, exercise, or exchange of such convertible securities of the Corporation into Common Shares at a price that is the lesser of a 50% discount to the price paid on such conversion, exercise, or exchange of outstanding convertible securities of the Corporation or the maximum discount allowed by applicable law;

(ii)                                  “Disclosure Package” means (i) the U.S. Preliminary Prospectus, (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule “C-1” hereto (which shall be deemed to be included in the Disclosure Package at the Execution Time), (iii) the information in Schedule “C-2” hereto, and (iv) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;

(jj)                                “distribution” (or “distribute” as derived therefrom) has the meaning set forth in the Securities Act (British Columbia);

(kk)                          “Documents Incorporated by Reference” means the documents incorporated by reference or deemed to be incorporated by reference in the Prospectuses, as applicable;

(ll)                                  “Effective Time” has the meaning set forth in Subsection 3.1(ttt);

(mm)                  “Engagement Letter” means the engagement letter dated August 7, 2013 between the Corporation and the Lead Agent;

(nn)                          “Environmental and Health Laws” has the meaning set forth in Subsection 3.1(ww);

(oo)                          “Execution Time” means the date and time that this Agreement is executed and delivered by the parties hereto;

(pp)                          “Expenditure Period “ means the period commending on the Closing Date and ending on the earlier of:

(i)                                     The date on which the Commitment Amount has been fully expended in accordance with the terms hereof; and

(ii)                                  December 31, 2014;

(qq)                          “Final Prospectuses” means the Canadian Prospectus Supplement, the Canadian Shelf Prospectus and the U.S. Final Prospectus;

(rr)                                “Financial Certificate” has the meaning set forth in Subsection 4.1(t)(ii);

(ss)                              “FINRA” means the Financial Industry Regulatory Authority, Inc.;

(tt)                                “Flow-Through Offering Price” has the meaning set forth on page 1 of this Agreement;

(uu)                          “Flow-Through Shares” has the meaning set forth, and the attributes set out on page 1 of this Agreement;

(vv)                          “Flow-Through Subscribers” means the subscribers who purchase Flow-Through Units under the Subscription Agreements in connection with the Offering;

(ww)                      “Flow-Through Units” has the meaning set forth, and the attributes set out on page 1 of this Agreement;

(xx)                          “Form F-X” has the meaning set forth on page 2 of this Agreement;

(yy)                          “Free Writing Prospectus” means a “free writing prospectus” as defined in Rule 405 under the U.S. Securities Act;

(zz)         “Hazardous Substances” has the meaning set forth in Subsection 3.1(ww);

(aaa)                   “Indemnified Parties” has the meaning set forth in Section 11.1;

(bbb)                   “Ineligible Issuer” has the meaning set forth in Subsection 3.1(zzz);

(ccc)                      “Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act;

(ddd)                   “Jerritt Canyon” means the mineral project and operating mine and milling complex located in Elko County, Nevada U.S., including all licences, permits and assets associated therewith;

(eee)                      “Ketza River” means the mineral project located in the Watson Lake Mining District of the Yukon Territory, including all licences, permits and assets associated therewith;

(fff)                         “Lead Agent” has the meaning ascribed thereto on page 1 of this Agreement;

(ggg)                      “Legal Opinions” has the meaning set forth in Subsection 4.1(t)(v);

(hhh)                   “Material Adverse Effect” has the meaning set forth in Subsection 3.1(b)(ii);

(iii)                               “material change” has the meaning set forth in the Securities Act (British Columbia);

(jjj)                            “Material Contracts” has the meaning set forth in Subsection 3.1(qq);

(kkk)                   “material fact” has the meaning set forth in the Securities Act (British Columbia);

(lll)                               “Material Subsidiaries” means the Subsidiaries of the Corporation identified in Schedule “B”;

(mmm)       “misrepresentation” has the meaning set forth in the Securities Act (British Columbia);

(nnn)                   “Named Executive Officers” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year end;

(ooo)                   “NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Properties;

(ppp)                   “NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

(qqq)                   “NI 44-102” means National Instrument 44-102 - Shelf Distributions;

(rrr)                            “NP 11-202” means National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions;

(sss)                         “Offered Securities” has the meaning set forth, and the attributes set out on page 1 of this Agreement;

(ttt)                            “Offering” has the meaning set forth on page 1 of this Agreement;

(uuu)                   “Officers’ Certificate” has the meaning set forth in Subsection 4.1(t)(ix);

(vvv)                   “Option Closing Date” means the date, which shall be a business day, as set out in the Option Notice or such other date as the Corporation and the Agents may agree upon in writing;

(www)             “Option Notice “ has the meaning set forth in Section 10.2;

(xxx)                   “OTCBB” means the over-the-counter bulletin board in the United States;

(yyy)                   “Over-Allotment Option” has the meaning set forth, and the attributes set out on page 1 of this Agreement;

(zzz)                      “Passport Decision Document” means a decision document issued by the Principal Regulator, pursuant to the Passport System and which evidences the receipt by the Commissions in each of the other Qualifying Jurisdictions for the Canadian Shelf Prospectus;

(aaaa)            “Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 — Passport System adopted by the Commissions (other than the Ontario Securities Commission);

(bbbb)            “Permitted Free Writing Prospectus” has the meaning given to that term in Subsection 4.1(j);

(cccc)                “President’s List” has the meaning set forth on page 2 of this Agreement;

(dddd)            “Principal Regulator” means the British Columbia Securities Commission as principal regulator of the Corporation under the Passport System and NP 11-202;

(eeee)                “Principals” has the meaning set forth in Subsection 3.1(gg);

(ffff)                    “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus;

(gggg)                “Prospectus Supplements” means, collectively, the Canadian Preliminary Prospectus Supplement, the Canadian Prospectus Supplement, the U.S. Preliminary Prospectus Supplement and the U.S. Prospectus Supplement;

(hhhh)            “Qualifying Expenditures” means expenses that are CEE and which will also qualify as “flow-through mining expenditures” (as defined in subsection 127(a) of the Tax Act);

(iiii)                            “Qualifying Jurisdictions” means each of the provinces of British Columbia and Ontario in Canada, being those Canadian jurisdictions in which the Offered Securities will be offered or sold pursuant to the Offering, and “Qualifying Jurisdiction” means any one of them;

(jjjj)                        “Registered Plans” means, collectively, registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans, tax-free savings accounts, and registered education savings plans.

(kkkk)            “Registration Statement” means the registration statement on Form F-10 (file number 333-184496) registering, inter alia, the Offered Securities under the U.S. Securities Act, including the U.S. Shelf Prospectus, such registration statement, at any given time, including any amendments thereto at such time, the exhibits and any schedules thereto at such time and the Documents Incorporated by Reference therein at such time;

(llll)                            “Regulations” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;

(mmmm)      “Regulatory Authorities” means collectively the Commissions, the SEC and the TSX;

(nnnn)    “Required Permits” has the meaning set forth in Subsection 3.1(ww)(i);

(oooo)            “SEC” means the United States Securities and Exchange Commission;

(pppp)            “Shareholders” has the meaning set forth in Subsection 3.1(gg)(i);

(qqqq)            “Shelf Prospectuses” means, collectively, the Canadian Shelf Prospectus and the U.S. Shelf Prospectus;

(rrrr)                        “Standard Listing Conditions” has the meaning set forth in Subsection 4.1(w);

(ssss)                    “Subscription Agreements” means, the respective subscription agreements for Flow-Through Units to be entered into between the Agents (as agent for each

Flow-Through Subscriber) and the Corporation in respect of each Flow-Through Subscriber’s subscription for and purchase of Flow-Through Units, substantially in the form attached as Schedule “E” hereto;

(tttt)                        “Subsidiaries” means the subsidiaries (as such term is defined in the Business Corporations Act (British Columbia)) of the Corporation;

(uuuu)            “Supplementary Material” has the meaning set forth in Subsection 2.7(b);

(vvvv)            “Tax Act” means the Income Tax Act (Canada) together with any and all regulations promulgated thereunder, as amended from time to time;

(wwww)    “Time of Closing” means 8:00 a.m. (Toronto time) or such other time as may be agreed to by the Corporation and the Agents on the Closing Date;

(xxxx)            “trade” has the meaning set forth in the Securities Act (British Columbia);

(yyyy)            “TSX” means the Toronto Stock Exchange;

(zzzz)                “Underlying Securities” means the Unit Shares and Warrants comprising the Units, the Flow-Through Shares and Warrants comprising the Flow-Through Units and the Warrant Shares issuable upon exercise of the Warrants;

(aaaaa)     “Unit Offering Price” has the meaning set forth on page 1 of this Agreement;

(bbbbb)     “Units” has the meaning set forth, and the attributes set out on page 1 of this Agreement;

(ccccc)          “Unit Shares” has the meaning set forth, and the attributes set out on page 1 of this Agreement;

(ddddd)     “U.S. Final Prospectus” means the U.S. Prospectus Supplement together with the U.S. Shelf Prospectus;

(eeeee)          “U.S. Legal Opinion” has the meaning set forth in Subsection 4.1(t)(vi);

(fffff)               “U.S. Preliminary Prospectus” means the U.S. Preliminary Prospectus Supplement together with the U.S. Shelf Prospectus;

(ggggg)          “U.S. Preliminary Prospectus Supplement” means the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, that was filed with the SEC pursuant to General Instruction II.L. of Form F-10 on August 7, 2013;

(hhhhh)     “U.S. Prospectus” means, collectively, the U.S. Shelf Prospectus, the U.S. Preliminary Prospectus Supplement and the U.S. Prospectus Supplement;

(iiiii)                         “U.S. Prospectus Supplement” means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, that is first filed with the SEC pursuant to General Instruction II.L. of Form F-10 after the execution of this Agreement;

(jjjjj)                    “U.S. Securities Act” has the meaning set forth on page 2 of this Agreement;

(kkkkk)     “U.S. Securities Laws” means the U.S. Securities Act and the 1934 Act;

(lllll)                         “U.S. Shelf Prospectus” means the Canadian Shelf Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Registration Statement at the time it became effective;

(mmmmm)                                 “U.S. Tax Opinion” has the meaning set forth in Subsection 4.1(t)(vii);

(nnnnn)     “U.S. Warrant Supplement” has the meaning set forth in Subsection 2.6;

(ooooo)     “Warrant Agent” has the meaning set forth on page 1 of this Agreement;

(ppppp)     “Warrant Indenture” has the meaning set forth on page 1 of this Agreement;

(qqqqq)     “Warrant Shares” has the meaning set forth on page 1 of this Agreement; and

(rrrrr)                    “Warrants” has the meaning set forth on page 1 of this Agreement.

1.2                               All references to dollar figures in this Agreement are to Canadian dollars.

2.                                      NATURE OF THE TRANSACTION

2.1                               Subject to the terms and conditions of this Agreement, we understand that the Corporation, in connection with the Offering, wishes to appoint the Agents as exclusive agents of the Corporation for the purpose of offering for sale, on a best efforts basis, the Offered Securities.

2.2                               The Corporation has prepared and filed the Canadian Shelf Prospectus with the Commissions, providing for the offer and sale, from time to time, of up to $60 million of, among other securities of the Corporation, the Offered Securities. The Principal Regulator has issued the Passport Decision Document on behalf of the Commissions.

2.3                               The Corporation has also prepared and filed the Canadian Preliminary Prospectus Supplement with the Commissions in each of the Qualifying Jurisdictions in connection with the Offering.

2.4                               The Corporation has also prepared and filed with the SEC pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Qualifying Jurisdictions and the

SEC, the Registration Statement. The Corporation has also prepared and filed with the SEC the Form F-X. No stop order suspending the effectiveness of the Registration Statement has been issued by the SEC, nor has any proceeding with respect thereto been instituted. The Corporation has fulfilled and complied with, to the reasonable satisfaction of the Agents, the U.S. Securities Laws required to be fulfilled or complied with by the Corporation in order to enable the Offered Securities to be distributed to the public in the United States.

2.5                               The Corporation shall file with the Principal Regulator as soon as possible and in any event no later than the business day prior to the Closing Date,  a prospectus supplement to the Canadian Shelf Prospectus  in form and substance satisfactory to the Agents, acting reasonably relating to the Warrant Shares (the “Canadian Warrant Supplement”);

2.6                               The Corporation shall file with the SEC as soon as possible after the filing of the Canadian Warrant Supplement and in any event no later than the business day prior to the Closing Date, pursuant to General Instruction II.L of Form F-10, a prospectus supplement to the Registration Statement relating to the Warrant Shares (the “U.S. Warrant Supplement”). Such filing shall, in accordance with General Instruction II.L of Form F-10 be filed with the SEC within one business day after the corresponding Canadian Warrant Supplement is filed with the Principal Regulator. The Corporation shall use its commercially reasonable efforts to maintain the effectiveness of the Registration Statement or another shelf registration statement providing for the registration of the offering of the Warrant Shares until the earlier of the expiration date of the Warrants and the date upon which all such Warrants have been exercised.

2.7                               The Corporation agrees to pay, as directed by the Lead Agent, for and on behalf of the Agents, upon completion of the Offering the Agents’ Fee and issue, as directed by the Lead Agent, for and on behalf of the Agents, Compensation Shares and Options. The Agents’ Fee is payable and the Compensation Shares and Compensation Options shall be issued at the Time of Closing in consideration of the services to be rendered by the Agents in connection with the Offering, which services shall include:

(a)                                 acting as agents of the Corporation to arrange for the sale of the Offered Securities;

(b)                                 assisting in the preparation of the Prospectus Supplements, the Canadian Warrant Supplement and the U.S. Warrant Supplement together with any documents supplemental thereto or any amending or supplementary prospectus or other supplemental documents or any similar documents (the “Supplementary Material”) required to be filed under the legislation of the Qualifying Jurisdictions and under the U.S. Securities Laws, and performing administrative work in connection with these matters;

(c)                                  advising the Corporation with respect to the Offering;

(d)                                 distributing the Offered Securities to the public both directly and through other registered dealers and brokers; and

(e)                                  all other services arising out of the agreement resulting from the Corporation’s acceptance of this offer.

2.8                               The Unit Shares, Flow-Through Shares, Warrants, Warrant Shares, Compensation Shares and Compensation Options to be issued and/or sold by the Corporation hereunder shall be duly and validly created and authorized for issuance by the Corporation and, when issued and/or sold by the Corporation, such Unit Shares, Flow-Through Shares, Warrants, Warrant Shares, Compensation Shares and Compensation Options shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Registration Statement, the Shelf Prospectuses, the Prospectus Supplements and any Supplementary Materials, subject to such modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Corporation and the Agents. In addition, such Unit Shares, Flow-Through Shares, Warrants, Warrant Shares, Compensation Shares and Compensation Options shall be issued in compliance with all provincial, federal and state securities laws, including, without limitation, Canadian Securities Laws and U.S. Securities Laws.

2.9                               The Offered Securities, Compensation Shares and Compensation Options shall be qualified by the Canadian Prospectus under Canadian Securities Laws in the Qualifying Jurisdictions and shall be registered under the U.S. Securities Act by the Registration Statement and the U.S. Prospectus. The distribution of the Offered Securities, Compensation Shares and Compensation Options may also take place in such other jurisdictions as the Agents and Corporation may agree in writing, provided that any such distribution does not obligate the Corporation to prepare or file any additional registration statement, prospectus, offering memorandum, or similar document in connection with the distribution in such other jurisdictions. The Warrant Shares shall be registered under the U.S. Securities Act by the Registration Statement and the U.S. Warrant Supplement.

2.10                        The Unit Shares, Flow-Through Shares, Warrants, Warrant Shares and Compensation Shares shall be listed at the Time of Closing on the TSX.

2.11                        The Corporation agrees that the Agents will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents for the purpose of assisting in connection with the sale of the Offered Securities, and that the Agents may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Agents. The Agents shall require and shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Agents.

2.12                        Each Agent covenants, represents and warrants to the Corporation that it will comply with the rules and policies of the TSX, the Applicable Securities Laws and the applicable laws of each other jurisdiction in which it acts as an agent for the Corporation or offers or sells the Offered Securities in connection with the Offering.

3.                                      REPRESENTATIONS AND WARRANTIES

3.1                               The Corporation represents and warrants to the Agents, and acknowledges that the Agents are relying upon such representations and warranties in entering into this Agreement, that:

(a)                                 the Corporation and each of the Material Subsidiaries is a duly incorporated, amalgamated or continued company and validly existing and in good standing under the laws of its jurisdiction of incorporation, amalgamation or continuation and no proceedings have been instituted or, to the knowledge of the Corporation, are pending for the dissolution or liquidation of the Corporation;

(b)                                 the Corporation:

(i)                                     is a reporting issuer or the equivalent in each of the provinces of Alberta, British Columbia and Ontario in Canada; and

(ii)                                  is not in default of any of the requirements of the Applicable Securities Laws of Alberta, British Columbia or Ontario where such default would have a material adverse effect on the assets or properties, liabilities or obligations (absolute, accrued, contingent or otherwise), business, affairs, results of operations, prospects, capital or condition (financial or otherwise) of the Corporation (a “Material Adverse Effect”).

In particular, without limiting the foregoing, the Corporation has since January 1, 2013 complied with its obligations to make timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed, except to the extent that the Offering constitutes a material change;

(c)                                  the Common Shares are listed for trading on the TSX and are quoted on the OTCBB, and the Corporation is not in default in any material respect of any of the listing requirements of the TSX applicable to the Corporation including, for avoidance of doubt, any requirement that shareholder approval be obtained for the Offering or the issuance of the Offered Securities, Underlying Securities, Compensation Shares or Compensation Options;

(d)                                 the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which 107,641,344 Common Shares were issued and outstanding as of the close of business on August 6, 2013 as fully paid and non-assessable shares in the capital of the Corporation;

(e)                                  to the Corporation’s knowledge, other than the constating documents of the Corporation (to the extent that they would constitute an agreement), no agreement exists among the shareholders of the Corporation in respect of the Corporation and no such agreement will exist at the applicable Closing Time;

(f)                                   the Corporation has not committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver appointed of any part of its assets, had any holder of an encumbrance or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy or application for a bankruptcy order filed against it, and at the Closing Time, the Corporation will not be an insolvent Person (as that term is defined in the Bankruptcy and Insolvency Act (Canada));

(g)                                  the Corporation has not engaged in any “off balance sheet” financing or similar financing;

(h)                                 other than as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses or as otherwise disclosed to the Agents in writing prior to the date hereof, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Corporation or any of the Material Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Corporation or any of the Material Subsidiaries;

(i)                                     the Corporation and each Material Subsidiary has all the requisite corporate power and capacity to own or lease, and operate its properties and assets currently owned or leased by it and to carry on its business currently carried on by it as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses;

(j)                                    the Material Subsidiaries listed in Schedule “B” are the only Subsidiaries material to the business and affairs of the Corporation;

(k)                                 the Corporation’s direct or indirect percentage ownership of the shares of the Material Subsidiaries is correctly disclosed in Schedule “B” to this Agreement, and all such shares are legally and beneficially owned by the Corporation or, in the case of shares held through Subsidiaries, by such Subsidiaries, except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, free and clear of all liens, charges and encumbrances of any kind whatsoever; no person, firm, or company has any agreement, or option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of the securities representing the Corporation’s ownership interest in the Material Subsidiaries; all such shares have been validly issued and are outstanding as fully paid and non-assessable; each Material Subsidiary is directly or indirectly beneficially wholly-owned by the Corporation; and except for the shares of the Material Subsidiaries, neither the Corporation nor its Subsidiaries own any securities or ownership interest in any other person which are material to the Corporation and its Subsidiaries, taken as a whole;

(l)                                     except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, the Corporation and each of its Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, and holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing;

(m)                             except as set out in the Registration Statement, the Disclosure Package and the Final Prospectuses, no other material property rights are necessary for the conduct of the Corporation’s or the Material Subsidiaries’ businesses as they are currently being conducted, and there are no material restrictions on the ability of the Corporation or the Material Subsidiaries to use or otherwise exploit any such property rights, and the Corporation does not know of any claim or basis for a claim that may adversely affect such rights in any material respects; more particularly, the Corporation has all licences, permits and authorisations to develop and operate the mines at Ketza River and Jerritt Canyon, including all areas in which the Corporation has identified reserves or resources to date and has not relinquished or surrendered any material property rights set out in the Registration Statement, the Disclosure Package and the Final Prospectuses;

(n)                                 except as set out in the Registration Statement, the Disclosure Package and the Final Prospectuses, neither the Corporation nor the Material Subsidiaries have any responsibility or obligation to pay or have paid on their behalf any material commission, royalty or similar payment to any person with respect to their property rights as of the Closing Date and any payment obligations disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses have been made or paid by the Corporation or the Material Subsidiaries as required and when due;

(o)                                 except as set out in the Registration Statement, the Disclosure Package and the Final Prospectuses, the Corporation and each of the Material Subsidiaries and, to the Corporation’s knowledge, any other party, are in compliance in all material respects with all material terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of the Corporation’s and each Material Subsidiaries’ businesses and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Corporation or the Material Subsidiaries or, to the Corporation’s knowledge, any other party, or event which, with notice or lapse or both, could constitute a material breach or material default by the Corporation or the Material Subsidiaries or, to the Corporation’s knowledge, any other party, exists with respect thereto;

(p)                                 the Corporation and each Material Subsidiary has good title to its respective material assets as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, free and clear of all material liens, charges and encumbrances of any kind whatsoever save and except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses;

(q)                                 all documents previously published or filed by the Corporation with the Regulatory Authorities (the “Continuous Disclosure Materials”) contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with the Applicable Securities Laws;

(r)                                    all of the material transactions of the Corporation and each of the Material Subsidiaries have been promptly and properly recorded or filed in or with their respective books or records and their respective minute books contain, in all material respects all of their material transactions, all records of the meetings and proceedings of their directors, shareholders and other committees, if any, since their respective incorporations;

(s)                                   Ketza River and Jerritt Canyon are the only mineral projects on a property material to the Corporation that are subject to the requirements of NI 43-101 and all the mineral, claims, leases and other interests held by the Corporation, directly or indirectly, in Ketza River and Jerritt Canyon and all other material interests in natural resource properties owned by the Corporation or its Material Subsidiaries and related surface rights for exploration and exploitation overlying those properties of the Corporation or the Material Subsidiaries are completely and accurately described in the Registration Statement, the Disclosure Package and the Final Prospectuses and, except as set out in the Registration Statement, the Disclosure Package and the Final Prospectuses, are owned or held by the Corporation or such Material Subsidiaries as owner thereof with good title, are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances and, except as set out in the Registration Statement, the Disclosure Package and the Final Prospectuses, no royalty is payable in respect of any of them and the Corporation does not know of any claim that may adversely affect such rights;

(t)                                    the Corporation, directly or through its Subsidiaries, has the legal right to continuous and unimpeded access to the material property rights disclosed in the Prospectuses and the use of the surface lands sufficient to enable all operations which are contemplated to be conducted;

(u)                                 the material mineral claims disclosed in the Prospectuses were properly and validly staked, located and recorded in accordance with the provisions of all applicable laws and there are no significant or fatal flaws associated with such claims;

(v)                                 the technical reports filed on SEDAR relating to Ketza River and Jerritt Canyon has been prepared in accordance with NI 43-101, and the Corporation has complied with NI 43-101 in all material respects;

(w)                               the Corporation has all requisite corporate power and authority to enter into this Agreement, the Warrant Indenture and the Compensation Option Certificates and the performance of the terms hereof and thereof, the transactions contemplated hereby and thereby, the issuance and sale by the Corporation of the Offered Securities, Unit Shares, Flow-Through Shares, Warrants and Warrant Shares and the issuance and delivery by the Corporation of the Compensation Shares and Compensation Options;

(x)                                 this Agreement has been, and the Warrant Indenture, the Compensation Option Certificates and any other agreements required in connection with the issuance of the Offered Securities, Underlying Securities, Compensation Shares and Compensation Options shall be prior to the Closing Date, duly authorized and this Agreement has been and the Warrant Indenture and Compensation Option Certificates will be duly executed and delivered by the Corporation and this Agreement is, and the Warrant Indenture and Compensation Option Certificates when executed will be, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement, as applicable, may be limited by applicable law;

(y)                                 each of the execution and delivery of this Agreement, the Warrant Indenture and Compensation Option Certificates, the performance by the Corporation of its obligations hereunder or thereunder, the issue and sale of the Offered Securities, Underlying Securities and the issuance of the Compensation Options and Compensation Shares hereunder and the consummation of the transactions contemplated in this Agreement,

(i)                                     do not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities commission or other third party, except such as have been obtained or will be obtained prior to the Time of Closing, and such as may be required (and shall be obtained as provided herein prior to the Time of Closing) under the Applicable Securities Laws and the securities or “blue sky” laws of the various states of the United States identified by the

Agents, acting reasonably, sufficiently in advance of the Time of Closing; and

(ii)                                  do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both),

(A)                               any statute, rule or regulation applicable to the Corporation including, without limitation, the Applicable Securities Laws and the policies, rules and regulations of the TSX;

(B)                               the constating documents, articles or resolutions of the directors or shareholders of the Corporation which are in effect at the date hereof;

(C)                               any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation is a party or by which it is bound; or

(D)                               any judgment, decree or order binding the Corporation or a material portion of the property or assets thereof,

(z)                                  provided (i) the Unit Shares, Flow-Through Shares and Warrant Shares are listed on a “designated stock exchange” as defined in the Tax Act, and (ii) in the case of the Warrants, the Corporation deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, a Registered Plan, as well as any person who does not deal at arm’s length with that person, the Unit Shares, Flow-Through Shares, Warrant Shares, and Warrants, if issued on the date hereof, would be qualified investments based on the current provisions of the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a deferred profit sharing plan, a registered disability savings plan and a tax-free savings account;

(aa)                          at the Time of Closing, all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance of the Unit Shares, Flow-Through Shares, Warrant Shares and Compensation Shares, and to create and authorize the issuance of the Warrants and Compensation Options and validly issue the Unit Shares, Flow-Through Shares, Warrant Shares and Compensation Shares as fully paid and non-assessable shares, and, upon the due exercise of the Warrants and Compensation Options in accordance with the provisions thereof, the Warrant Shares and the Compensation Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation and in each case free and clear of all resale or trade restrictions (except control person or affiliate restrictions) and liens, charges or  encumbrances of any kind whatsoever under Canadian laws and U.S. laws;

(bb)                          at the Time of Closing, the Unit Shares, Flow-Through Shares, Warrant Shares and Compensation Shares will be listed and posted for trading on the TSX, and all necessary notices and filings will be made prior to the Closing Date with and all necessary consents, approvals and authorizations obtained by the Corporation from the TSX to ensure that, subject to fulfilling the Standard Listing Conditions, the Unit Shares, Flow-Through Shares, Warrant Shares and Compensation Shares will be listed and posted for trading on the TSX in the manner described above;

(cc)                            Computershare Investor Services Inc. at its principal offices in the City of Toronto, Ontario and Vancouver, British Columbia has been duly appointed as registrar and transfer agent for the Common Shares;

(dd)                          at the Time of Closing, the Warrant Agent, at its principal offices in the City of Toronto, Ontario and Vancouver, British Columbia will be duly appointed as the warrant agent in respect of the Warrants;

(ee)                            the minute books and records of the Corporation made available to counsel for the Agents in connection with its due diligence investigation of the Corporation for the period from January 1, 2012 to the date hereof are all of the minute books and records of the Corporation, and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to counsel for the Agents in writing or which are not material in the context of the Offering;

(ff)                              the audited and unaudited financial statements (collectively, the “Corporation’s Financial Statements”) of the Corporation that are included or incorporated by reference in the Registration Statement, the Disclosure Package and the Final Prospectuses are true and correct in every material respect and present fairly and accurately in all material respects the financial position of the Corporation as of the dates indicated and the results of operations and the changes in financial position of the Corporation on a consolidated basis for the periods specified (subject, in the case of interim financial information, to year-end adjustments); and such financial statements have been prepared in conformity with International Financial Reporting Standards, consistently applied throughout the periods involved; the summary and selected financial data to be included or incorporated by reference in the Registration Statement, the Disclosure Package and the Final Prospectuses present fairly the information shown therein and have been compiled on a basis consistent with that of the audited and unaudited financial information included or incorporated by reference in the Registration Statement, the Disclosure Package and the Final Prospectuses;

(gg)                            the books and records of the Corporation and each of the Material Subsidiaries disclose all of their material financial transactions and such transactions have been fairly and accurately recorded, and except as disclosed in the Corporation’s Financial Statements or in the Prospectuses:

(i)                                     neither the Corporation nor any of the Subsidiaries is indebted to any of its directors or officers (collectively the “Principals”), other than on account of directors fees or expenses accrued but not paid, or to any of its shareholders (the “Shareholders”);

(ii)                                  none of the Principals or Shareholders is indebted or under obligation to the Corporation or to any of the Subsidiaries, on any account whatsoever; and

(iii)                               the Corporation has not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever other than of a Subsidiary;

(hh)                          there are no material liabilities of the Corporation or of the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Corporation’s Financial Statements except those incurred in the ordinary course of their respective businesses since December 31, 2012;

(ii)                                  except as set out in the Registration Statement, the Disclosure Package and the Final Prospectuses, since December 31, 2012, and excluding expenditures in the ordinary course of business, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Corporation or of any of the Material Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets, taken as a whole, or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course;

(jj)                                the Corporation does not owe any money to, does not have any present loans to, has not borrowed any monies from, and is not otherwise indebted to any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with the Corporation except as set forth in the Corporation’s Financial Statements included or incorporated by reference in the Registration Statement, the Disclosure Package and the Final Prospectuses, and except for payroll obligations in the normal course of business;

(kk)                          except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, the Corporation does not have any agreements of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations;

(ll)                                  there are no “significant acquisitions”, “significant dispositions” and “significant probable acquisitions” for which the Corporation is required, pursuant to

Canadian Securities Laws to include additional financial disclosure in the Canadian Prospectus;

(mm)                  the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i)                                     transactions are executed in accordance with management’s general or specific authorizations;

(ii)                                  transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability;

(iii)                               access to assets is permitted only in accordance with management’s general or specific authorization; and

(iv)                              the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

and, other than as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, the Corporation is not aware of any material weakness in its internal controls over financial reporting;

(nn)                          the Corporation maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15 (e) under the 1934 Act) and the Corporation believes that such disclosure controls and procedures are effective;

(oo)                          other than as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, there is and has been no failure on the part of the Corporation or any of the Corporation’s directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications;

(pp)                          the directors, officers and key employees of the Corporation are as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses and the compensation arrangements with respect to the Corporation’s Named Executive Officers are as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, and except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Corporation;

(qq)                          all contracts and agreements material to the Corporation other than those entered into in the ordinary course of its business as presently conducted and taken as a whole (collectively the “Material Contracts”) have been disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses and,

except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses or as contemplated herein, the Corporation has not approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation, whether by asset sale, transfer of shares or otherwise;

(rr)                                the Corporation has no knowledge of any proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation;

(ss)                              the Corporation and each of the Material Subsidiaries maintain insurance against loss of, or damage to, their material assets including property and casualty insurance for all of its operations; and all of the policies in respect of such insurance are in amounts and on terms that in the view of Corporation’s management are reasonable for operations such as these, and are in good standing in all material respects and not in default in any material respect;

(tt)                                all tax returns, reports, elections, remittances, filings, withholdings and payments of the Corporation and the Material Subsidiaries, required by law to have been timely filed or made, have been filed or made (as the case may be) when due except where the failure to do so, taken as a whole, would not have a Material Adverse Effect on the Corporation or its Material Subsidiaries and are true, complete and correct in all material respects and all taxes owing of the Corporation and all material amounts of taxes owing by the Material Subsidiaries as at December 31, 2012 have been paid or accrued in the Corporation’s Financial Statements;

(uu)                          the Corporation and its Material Subsidiaries have not received any assessments or reassessments from any taxing authority, the Corporation and its Material Subsidiaries are not currently subject to an audit by a taxing authority and nor are they aware of any pending audit which indicates that any tax return which was filed is being reassessed or challenged in any way and the Corporation confirms it has received no notice or other communication indicating that any tax authority has demanded that any tax return not yet filed be filed immediately or within a specified time. The Corporation and its Material Subsidiaries have withheld or collected and timely remitted to the appropriate governmental authority all amounts required to be withheld or collected, as the case may be, and remitted from all amounts paid or credited to or by the Corporation or any of its Material Subsidiaries. The Corporation is not aware of any material contingent tax liability of the Corporation or of any of its Material Subsidiaries;

(vv)                          except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the best of its knowledge, pending, threatened against or affecting the Corporation or the

Material Subsidiaries, or to the best of the Corporation’s knowledge, their respective directors, officers or promoters, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the best of its knowledge, there is no basis therefor;

(ww)                      except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, neither the Corporation, nor to the best of the Corporation’s knowledge after due inquiry any of the Material Subsidiaries, has been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, judgment is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters (collectively, the “Environmental and Health Laws”) or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Hazardous Substances”). Without limiting the generality of the foregoing, and except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses:

(i)                                     the Corporation and each of the Material Subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable environmental laws and has received all permits, licenses or other approvals required of them under the Environmental and Health Laws to conduct their respective businesses (the “Required Permits”) and, to the Corporation’s knowledge, each Required Permit is valid, subsisting and in good standing and the holders of the Required Permits are not in material default or breach thereof and no proceeding is pending or to the knowledge of the Corporation threatened to revoke or limit any Required Permit except where such breach or default could not reasonably be expected to have a Material Adverse Effect. The Corporation will or, where applicable, its consultants will obtain all such additional Required Permits required for the operation of the Corporation’s business as proposed to be conducted in the future under the work program contemplated in the Corporation’s recently filed technical report; and

(ii)                                  there are no orders, rulings or directives issued against the Corporation or any of the Material Subsidiaries, and there are no orders, rulings or directives pending or threatened against the Corporation or any of the Material Subsidiaries under or pursuant to any Environmental and Health Laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Corporation or any of the Material Subsidiaries;

(xx)                          except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, to the Corporation’s knowledge, the Corporation has not used, except in compliance with all Environmental and Health Laws or except to the extent that the consequences would not be materially adverse to the Corporation, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(yy)         except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, the Corporation has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental and Health Laws, and the Corporation has not settled any allegation of non-compliance short of prosecution except where such non-compliance could not reasonably be expected to have a Material Adverse Effect. There are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation nor has the Corporation received notice of any of the same;

(zz)         except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, except as ordinarily or customarily required by applicable permits, the Corporation has not received any notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental and Health Laws except where such action could not reasonably be expected to have a Material Adverse Effect. The Corporation has not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites except where such inquiries could not reasonably be expected to have a Material Adverse Effect;

(aaa)      except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, all assessments or other work required to be performed in relation to the material mining claims and the mining rights of the Corporation, in order to maintain its interest therein, if any, have been performed to date and the Corporation has complied in all material respects with all applicable Laws in this connection as well as with regard to legal, contractual obligations to third parties in this connection except in respect of mining claims and mining rights that the Corporation intends to abandon or relinquish and except for any non-compliance which could not either individually or in the aggregate be expected to have a Material Adverse Effect. All such mining claims and mining rights are in good standing in all material respects as of the date of this Agreement;

(bbb)      except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, to the Corporation’s knowledge, there are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Corporation has received notice against the Corporation’s mining claims and the mining rights or any part thereof;

(ccc)       except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, all mineral exploration activities on the properties of the Corporation have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with except where the failure to so conduct operations could not reasonably be expected to have a Material Adverse Effect;

(ddd)      except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, to the Corporation’s knowledge, there are no environmental audits, evaluations, assessments, studies or tests relating to the Corporation, except for ongoing assessments conducted by or on behalf of the Corporation in the ordinary course;

(eee)                      except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectuses, no notice with respect to any of the matters referred to in Subsection 3.1(ww), including any alleged violations by the Corporation or any of the Material Subsidiaries with respect thereto, has been received by the Corporation or any of the Material Subsidiaries, and no writ, injunction, order or the Corporation or any of the Material Subsidiaries is in progress, threatened or, to the best of the Corporation’s knowledge, pending, which could be expected to have a Material Adverse Effect on the Corporation and the Material Subsidiaries, taken as a whole, and there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Corporation or any of the Material Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or to which passage of time, or the giving of notice or both, would give rise;

(fff)                         to the knowledge of the Corporation, the Corporation, the Subsidiaries and their respective directors, officers and promoters are not in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever where non-compliance would have a Material Adverse Effect on the Corporation;

(ggg)                      the Corporation’s auditors, who audited the Corporation’s Financial Statements and who provided their audit report thereon, are, and in the case of Deloitte LLP, were as at the date of their audit report, independent public accountants as required under the Applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) between the Corporation and such auditors or, to the knowledge of the Corporation, any former auditors of the Corporation, nor has there been any event which has led any of the Corporation’s auditors to threaten to resign as auditors;

(hhh)                   except as provided herein, there is no person, firm or corporation acting or, to the Corporations’ knowledge, purporting to act for the Corporation entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder, and in the event any person, firm or corporation acting or, to the Corporation’s knowledge, purporting to act for the Corporation becomes entitled at law to any fee from the Agents, the Corporation covenants to indemnify and hold harmless the Agents with respect thereto and with respect to all costs reasonably incurred in the defense thereof;

(iii)          to the Corporation’s knowledge, the Corporation is in all material respects in compliance with all applicable laws respecting employment and employment practices;

(jjj)                            the Corporation is, and will use commercially reasonable efforts to be until the completion of the distribution of the Offered Securities, Unit Shares, Flow-Through Shares, Warrants, Warrant Shares, Compensation Options and Compensation Shares, subject to the reporting requirements under Section 12 of the 1934 Act, has filed all reports required to be filed pursuant to Section 13 of the 1934 Act, and is not in default of its obligations under the 1934 Act except where such default would not cause a Material Adverse Effect on the Corporation. For greater certainty any such default under the 1934 Act shall not result in a cease trade order against the Corporation in either the United States or Canada;

(kkk)                   all material written representations and submissions made by or on behalf of the Corporation to any Commission or the SEC in furtherance of the filing of the Prospectus Supplements, the Canadian Warrant Supplement or the U.S. Warrant Supplement, other than written information provided in respect of and by the Agents and their affiliates, are true and correct in all material respects and contain no misrepresentation;

(lll)          the Corporation meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act and is eligible to file a short form prospectus under NI 44-101;

(mmm)  the Canadian Prospectus will be prepared and filed in compliance in all material respects with the Canadian Securities Laws, and, at the time of sale of the Offered Securities to the purchasers, the Canadian Prospectus will comply in all material respects with the Canadian Securities Laws and the Corporation shall fulfill and comply with the necessary requirements of the Canadian Securities Laws in order to enable the Offered Securities to be lawfully distributed in the Qualifying Jurisdictions through the Agents or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions and acting in accordance with the terms of their registrations and the Canadian Securities Laws;

(nnn)                   none of the Commissions, the SEC, any Exchange or any other regulatory authority or court has issued an order preventing or suspending the use or effectiveness, as the case may be, of the Prospectuses, the Disclosure Package or the Registration Statement relating to the proposed Offering or preventing the distribution of the Offered Securities or the exercise of the Warrants or Compensation Options or issuance of the Warrant Shares or Compensation Shares or instituted proceedings for any such purpose and no proceedings for any such purpose are pending or, to the knowledge of the Corporation, are contemplated by any of the aforementioned parties, and any request on the part of such parties for additional information from the Corporation has been complied with;

(ooo)                   each Canadian Prospectus did or shall, as the case may be, as of its respective date of filing and, except as amended prior to the Closing Date in accordance with Canadian Securities Laws, as of the Closing Date (i) constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Securities, (ii) contain no misrepresentation, as defined under Canadian Securities Laws, and (iii) not omit any information which is necessary to make the statements contained therein not misleading; the Documents Incorporated by Reference, when filed with the Commissions or Principal Regulator as the case may be, were prepared in accordance with the Canadian Securities Laws, and any further documents so filed and incorporated by reference in any Canadian Prospectus, or any further amendment or supplement thereto, when such documents are filed with the Commissions or Principal Regulator as the case may be, will be prepared in accordance with the Canadian Securities Laws;

(ppp)                   the attributes of the Offered Securities, Underlying Securities, Compensation Options and the Compensation Shares will conform in all material respects with the description thereof in the Registration Statement, the Disclosure Package and the Final Prospectuses, and the attributes of the Warrant Shares will conform in all material respects with the description thereof in the Registration Statement, the Canadian Shelf Prospectus, the U.S. Shelf Prospectus, the Canadian Warrant Supplement and the U.S. Warrant Supplement;

(qqq)                   the U.S. Prospectus conforms or will conform, as the case may be, to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC and, as of their respective dates, the Registration Statement, the Form F-X, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus, as amended or supplemented, if applicable, comply or will comply, as the case may be, in all material respects with the U.S. Securities Act;

(rrr)                            as of the date and time the Registration Statement was declared effective (the “Effective Time”), the Registration Statement and the U.S. Shelf Prospectus did not and will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Agent through the Lead Agent specifically for inclusion in the Registration Statement and the U.S. Shelf Prospectus;

(sss)                         as of the Execution Time and as of the Time of Closing, the Disclosure Package, and the price to the public, the number of Offered Securities, and the Agents’ fee to be included on the cover page of the U.S. Prospectus Supplement, does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Agent through the Lead Agent specifically for inclusion in the Disclosure Package;

(ttt)                            the U.S. Shelf Prospectus as supplemented by the U.S. Prospectus Supplement and the U.S. Warrant Supplement will not, as of the filing date of the U.S. Prospectus Supplement and U.S. Warrant Supplement respectively, and as of the Time of Closing, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Agent through the Lead Agent specifically for inclusion in the U.S. Shelf Prospectus, the U.S. Prospectus Supplement or the U.S. Warrant Supplement;

(www)             each Issuer Free Writing Prospectus will not include any information that conflicts with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified;

(vvv)                   at the time the U.S. Warrant Supplement is filed with the SEC:

(i)                                     the U.S. Warrant Supplement will conform to the Canadian Warrant Supplement,  except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC;

(ii)                                  the Registration Statement, and any amendments or supplements thereto will comply in all material aspects with the requirements of the U.S. Securities Act;

(iii)                               as of the time of filing of the U.S. Warrant Supplement with the SEC, the Registration Statement and the U.S. Warrant Supplement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and

(iv)                              each of the U.S. Warrant Supplement, the Canadian Warrant Supplement, and any Supplementary Material or any amendment or supplement thereto will constitute full, true and plain disclosure of all material facts relating to the Corporation and the Warrant Shares, and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(www)             there are:

(i)                                     no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the Offering that have not been or will not be made publicly available as required, and there are no documents required to be filed with the Commissions in connection with a Canadian Prospectus that have not been filed (or that will not be filed prior to the Closing Date in accordance with Canadian Securities Laws) as required pursuant to Canadian Securities Laws and delivered to the Agents; and

(ii)                                  no contracts, documents or other materials required to be described or referred to in a Canadian Prospectus or the U.S. Prospectus or to be filed as exhibits to the Registration Statement that will not be described, referred to or filed as required and, in the case of those documents filed, delivered to the Agents;

(xxx)                   the Corporation was not and is not an “ineligible issuer” as defined in Rule 405 of the U.S. Securities Act (an “Ineligible Issuer”), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer,

(i)                                     at the time of filing the Registration Statement, and

(ii)                                  as of the Execution Time;

(yyy)                   the Corporation is, and upon completion of the transactions described herein, and assuming the anticipated use of the proceeds thereof described in the Registration Statement, the Disclosure Package and the Final Prospectuses, will be, a “foreign private issuer” within the meaning of Rule 3b -4 under the 1934 Act;

(zzz)                      the Corporation has not withheld from the Agents any facts relating to the Corporation or to the Offering that would be material to a prospective purchaser of the Offered Securities;

(aaaa)            to the knowledge of the Corporation, none of the Corporation, its officers or directors is aware of any circumstances presently existing under which liability is or could reasonably be expected to be incurred under Part XXIII - Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario); and

(bbbb)            the Corporation is not, and after giving effect to the Offering and the application of the proceeds thereof described in the Registration Statement, the Disclosure Package and the Final Prospectuses will not be, required to register as an

“investment company” as such term is defined in the United States Investment Company Act of 1940, as amended.

3.2                               The representations and warranties of the Corporation contained in this Agreement shall be true at the Time of Closing, as though they were made at such Time of Closing and they shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Agents.

3.3                               Each of the Agents represents and warrants to the Corporation, severally, and not jointly, and acknowledges that the Corporation is relying upon such representations and warranties in entering into this Agreement, that:

(a)                                 it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;

(b)                                 it has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein;

(c)                                  it is duly registered pursuant to the provisions of Canadian Securities Laws and is duly registered or licensed as an investment dealer in those jurisdictions in which it is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, it will act only through members of a selling group who are so registered or licensed;

(d)                                 all offers and sales of Offered Securities in the United States have been or will be made only to “qualified institutional buyers” as such term in defined in Rule 144A under the U.S. Securities Act and no pre-offer filing is required to be made under the “blue sky” laws of any state of the United States; and

(e)           all FINRA requirements have been complied with in connection with the Agents’ compensation for the Offering.

4.             ADDITIONAL COVENANTS

4.1                               The Corporation covenants and agrees with the Agents that it shall:

(a)                                 as soon as possible on the date hereof (or such later date and time as determined by the Agents in their sole discretion) prepare and file the Canadian Prospectus Supplement with the Commissions in each of the Qualifying Jurisdictions;

(b)                                 as soon as possible on the date hereof (or such later date and time as determined by the Agents in their sole discretion) prepare and file the U.S. Prospectus Supplement with the SEC;

(c)                                  as soon as possible but in any event no later than 2:00 p.m. (Vancouver time) on the business day before the Closing Date (or such later date and time as determined by the Agents in their sole discretion) prepare and file the Canadian Warrant Supplement with the Commissions in each Qualifying Jurisdiction;

(d)                                 as soon as possible but in any event no later than 2:00 p.m. (Vancouver time) on the business day before the Closing Date (or such later date and time as determined by the Agents in their sole discretion) prepare and file the U.S. Warrant Supplement with the SEC;

(e)                                  file with the TSX all required documents and pay all required filing fees, and do all things required by the rules and policies of the TSX, in order to obtain prior to the Closing Date the requisite acceptance or approval of the TSX for the Offering;

(f)                                   prior to the Time of Closing, fulfil to the satisfaction of the Agents, acting reasonably, all legal requirements (including, without limitation, compliance with the Applicable Securities Laws) to be fulfilled by the Corporation to permit the completion of the distribution of the Offered Securities as contemplated in this Agreement, and to enable the Offered Securities, Compensation Shares and Compensation Options to be distributed free of trade restrictions in the Qualifying Jurisdictions and the United States;

(g)                                  until the Time of Closing, notify the Agents promptly, and confirm the notice in writing:

(i)                                     when any Issuer Free Writing Prospectus shall have first been used, when any post-effective amendment to the Registration Statement shall have been filed with the SEC or shall have become effective, and when any supplement to any Prospectus or any amended Prospectus or Supplementary Material shall have been filed;

(ii)                                  of the receipt of any comments from the Commissions or the SEC;

(iii)                               of any request by any of the Commissions to amend any Canadian Prospectus or for additional information or of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Prospectus or for additional information;

(iv)                              of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any U.S. Prospectus, or of the suspension of the qualification of the Offered Securities or Underlying Securities for offering and sale in any jurisdiction, or the issuance of the Compensation Options and the Compensation Shares or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any of such purposes; and

(v)                                 of the issuance by any of the Commissions or any Exchange of any order having the effect of ceasing or suspending the distribution of the Offered Securities, Underlying Securities, Compensation Options or Compensation Shares or the trading in the Common Shares or other securities of the

Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose;

and the Corporation will use commercially reasonable efforts to prevent the issuance of any stop order, any order preventing or suspending the use of any Prospectus or any order ceasing or suspending the distribution of the Offered Securities, Underlying Securities, Compensation Options or Compensation Shares or the trading in the Common Shares or other securities of the Corporation and, if any such order is issued, to obtain the revocation thereof at the earliest possible time;

(h)                                 furnish to the Agents, without charge:

(i)                                     a signed copy of each Canadian Prospectus, the Registration Statement (including all exhibits thereto, documents filed therewith (including photocopies of the Form F-X) and amendments thereof) and an additional conformed copy of the Registration Statement (without exhibits thereto); and

(ii)                                  at any time ending at the end of the period described in Subsection 4.1(j) below, at the place or places which the Agents may reasonably request, the Agents’ reasonable requirements of the commercial copies of each Prospectus and any Free Writing Prospectus or Issuer Free Writing Prospectus and such deliveries shall be made as soon as possible after the filing of such documents and, in any event, within one business day of such filing and the delivery will constitute the Corporation’s consent to the Agents use of such documents in connection with the Offering;

(i)                                     by the act of having delivered each of the Canadian Prospectus and any amendments thereto to the Agents, have represented and warranted to the Agents that all material information and statements (except information and statements relating solely to the Agents) contained in such documents, at the respective dates of initial delivery thereof, comply with the Canadian Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation as required by the Canadian Securities Laws;

(j)                                    unless it obtains the prior written consent of the Agents, not make any offer relating to the Offered Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Corporation with the SEC or retained by the Corporation under Rule 433 of the U.S. Securities Act, provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule “C” hereto and any electronic road show (any free writing prospectus consented to by the Agents is hereinafter referred to as a “Permitted Free Writing Prospectus”); and the Corporation agrees that (i) it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, and (ii) it will comply with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping;

(k)                                 during the period prior to the completion of the distribution of the Offered Securities, promptly notify the Agents in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, taken as a whole, or of any change which is of such a nature as to result in a misrepresentation in the Registration Statement or the Prospectuses; notwithstanding Subsection 4.1(l) below, the Corporation shall not file any amendment to the Prospectuses or any other material supplementary to the Prospectuses (all such amendments and material being Supplementary Material), of which the Agents shall not have previously been advised and furnished a copy along with any supplementary material or to which the Agents shall have objected, acting reasonably, promptly after reasonable notice thereof; provided, however, that this provision shall not prohibit the Corporation from complying with its timely disclosure and other obligations under applicable securities legislation and the requirements of any relevant stock exchange arising out of any material change or change in material information, and, in addition to the foregoing, the Corporation shall, in good faith, discuss with the Agents any change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Corporation as to whether notice in writing of such change need be given to the Agents pursuant to this Subsection 4.1(k);

(l)                                     if, at any time prior to the completion of the distribution of the Offered Securities, any event shall occur or condition exist as a result of which it is necessary to amend the Disclosure Package, Registration Statement or supplement or amend the Prospectuses in order that the Disclosure Package, Registration Statement or Prospectuses will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser (or in lieu thereof, the notice referred to in Rule 173 of the U.S. Securities Act) or if, in the opinion of the Corporation, it is necessary to amend the Disclosure Package, Registration Statement or amend or supplement any Prospectus to comply with the Applicable Securities Laws, and subject to Subsection 4.1(i) above, forthwith prepare, file with the SEC or any Commission within any applicable time limitation and furnish to the Agents either amendments or supplements to the Prospectuses (to be effected, if necessary, by the filing with the SEC of a post-effective amendment to the Registration Statement) so that the statements in the Prospectuses as so amended or supplemented will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the Prospectuses are delivered to a purchaser, not misleading or so that the Disclosure Package, Registration Statement, or Prospectuses, as amended or supplemented, will comply with applicable law and comply with any other requirements under the Applicable Securities Laws and the rules of the TSX and the expense of complying with this Subsection 4.1(l) shall be borne by the Corporation; and concurrently with the delivery of an amendment or supplement to the Canadian Preliminary Prospectus Supplement or the Canadian Prospectus Supplement, to the Agents, the Corporation shall deliver to the Agents duly executed copies of any Supplementary Material required to be filed by the Corporation in accordance with this Subsection 4.1(l) and, if any financial or accounting information is contained in any of the Supplementary Material and an additional Comfort Letter to that required by Subsection 4.1(t)(i);

(m)                             use its commercially reasonable efforts to qualify the Offered Securities for offer and sale under the securities or “blue sky” laws of such United States jurisdictions as the Agents shall reasonably request;

(n)                                 during the period when the U.S. Prospectus is required to be delivered under the U.S. Securities Act:

(i)                                     file promptly all documents required to be filed by the Corporation with the SEC pursuant to Section 13 or 15(d) of 1934 Act; and

(ii)                                  in the event that any document is filed with any Commission or the SEC that is deemed to be incorporated by reference in each Canadian Prospectus, if required by the U.S. Securities Act, file such document as an exhibit to the Registration Statement by post-effective amendment or otherwise in accordance with the U.S. Securities Act or the 1934 Act;

(o)                                 not to issue any press release or other public announcement between the date hereof and the Closing Date without first consulting with the Agents;

(p)                                 prior to the filing of the Prospectus Supplements, allow the Agents to review the Prospectus Supplements and conduct all due diligence which the Agents may reasonably require in order to fulfil their statutory obligations as Agents and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Agents in such documents, including, without limitation, all corporate and operating records, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectus and access to key officers of the Corporation;

(q)                                 use commercially reasonable efforts to maintain its status as a “reporting issuer” or the equivalent not in default in the provinces of British Columbia, Alberta and Ontario for a period of two years from the Closing Date, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Corporation ceasing to be a “reporting issuer” so long as the holders of Common Shares receive cash or securities of an entity which is listed on a stock exchange in Canada or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the TSX or any other applicable stock exchange;

(r)                                    use commercially reasonable efforts to maintain its listing of its Common Shares on the TSX for a period of two years from the Closing Date, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Common Shares ceasing to be listed on the TSX so long as the holders of Common Shares receive cash or securities of an entity which is listed on a stock exchange in Canada or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the TSX or any other applicable stock exchange;

(s)                                   with respect to the issuance of the Flow-Through Shares:

(i)                                     to keep proper books, records and accounts of all Qualifying Expenditures and all transactions affecting the Commitment Amount and the Qualifying Expenditures, and upon reasonable notice to make such books, records and accounts available for inspection and audit by or on behalf of the Flow-Through Subscribers during normal business hours at the applicable Flow-Through Subscriber’s expense for the sole purpose of responding to an inquiry, demand or proposal from the CRA or to verify the nature and amount of Qualifying Expenditures;

(ii)                                  to incur, during the Expenditure Period, Qualifying Expenditures in an amount not less than the Commitment Amount so as to enable the Corporation to renounce to the Flow-Through Subscribers in accordance with the Tax Act and the Subscription Agreements, effective on or before December 31, 2013, Qualifying Expenditures in an amount equal to the Commitment Amount;

(iii)                               to renounce (in accordance with subsections 66(12.6) and 66(12.66) of the Tax Act and all other relevant provisions of the Tax Act and the Subscription Agreements) to the Flow-Through Subscribers, effective on or before December 31, 2013, Qualifying Expenditures incurred or to be incurred during the Expenditure Period in an amount equal to the Commitment Amount;

(iv)                              to file with the CRA, the form prescribed by subsection 66(12.68) of the Tax Act together with a copy of the Subscription Agreements within the time prescribed by law;

(v)                                 to file with the CRA, the form prescribed by subsection 66(12.7) of the Tax Act on or before the last day of the first month following each month in which any renunciation is made pursuant to the terms of the Subscription Agreements or on such date as is contemplated by subsection 66(12.66) of the Tax Act;

(vi)                              to timely file all other forms required under the Tax Act necessary to effectively renounce Qualifying Expenditures equal to the Commitment Amount to the Flow-Through Subscribers effective on or before December 31, 2013 and to provide to Flow-Through Subscribers a copy of all such forms as are required to be provided under the Tax Act or the Subscription Agreements on a timely basis, such delivery constituting the authorization of the Corporation to the Flow-Through Subscribers to file or otherwise deliver, on their own behalf, as may be required from time to time, such forms with the relevant taxation authorities;

(vii)                           to deliver to the Flow-Through Subscribers, not later than March 1, 2014, a statement setting forth the aggregate amounts of such Qualifying Expenditures renounced to the Flow-Through Subscribers pursuant to the Subscription Agreements;

(viii)                        that all Qualifying Expenditures renounced to the Flow-Through Subscribers pursuant to the Subscription Agreements will be Qualifying Expenditures incurred by the Corporation that, but for the renunciation to the Flow-Through Subscribers, the Corporation would be entitled to deduct in computing its income for the purposes of Part I of the Tax Act;

(ix)                              that the Corporation has not and will not enter into any transactions or take deductions which would otherwise reduce its cumulative Canadian exploration expense (as defined in the Tax Act) to an extent which would preclude the renunciation of Qualifying Expenditures under the Subscription Agreements in an amount equal to the Commitment Amount as contemplated therein;

(x)                                 if the Corporation does not renounce to the Flow-Through Subscriber effective on or before December 31, 2013, Qualifying Expenditures equal to the Commitment Amount, the Corporation shall indemnify and hold harmless each Flow-Through Subscriber and each of the partners thereof if the Flow-Through Subscriber is a partnership (for the purposes of this paragraph, each a “Tax Indemnified Party”) as to and pay in settlement thereof to the Tax Indemnified Party on or before the twentieth business day following the date the amount is determined, an amount equal to any tax (within the meaning of the definition of “excluded obligation” in paragraph 6202.1(5)(b) or proposed paragraph 6202.1(5)(c) of the Regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial tax authority) by the Tax Indemnified Party as a consequence of such failure; and in the event that the amount renounced by the Corporation to a Flow-Through Subscriber is reduced pursuant to subsection 66(12.73) of the Tax Act the Corporation shall indemnify and hold harmless each Tax Indemnified Party as to, and pay in settlement thereof to the Tax Indemnified Party, an amount equal to the amount of any tax (within the meaning of the definition of “excluded obligation” in paragraph 6202.1(5)(b) or proposed paragraph 6202.1(5)(c) of the

Regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial legislation) by the Tax Indemnified Party as a consequence of such reduction;

(xi)          the Corporation shall renounce Qualifying Expenditures pursuant to the Subscription Agreements pro rata based on the number of Flow-Through Shares issued pursuant thereto before renouncing Qualifying Expenditures pursuant to any subsequent agreement. If the Corporation is required under the Tax Act or otherwise to reduce Qualifying Expenditures previously renounced to Flow-Through Subscribers thereunder, such reduction shall, to the extent possible, be made pro rata based on the number of Flow-Through Shares issued pursuant to the Subscription Agreements only after it has first reduced to the extent possible all Qualifying Expenditures renounced to persons under any other subsequent agreement, provided that the Corporation may, with the consent of a particular Flow-Through Subscriber, reduce qualifying expenditures to that Flow-Through Subscriber by an amount that is greater than the amount that would otherwise be required by this section;

(xii)                           that the Corporation is a “principal-business corporation” as defined in subsection 66(15) of the Tax Act and will maintain its status as a “principal business corporation” until such time as all of the Qualifying Expenditures required to be renounced under the Subscription Agreements have been incurred and validly renounced pursuant to the Tax Act;

(xiii)                        except as a result of any agreement to which the Corporation is not a party and of which it has no knowledge, that upon issuance the Flow-Through Shares will be “flow-through shares” as defined in subsection 66(15) of the Tax Act and will not constitute “prescribed shares” for the purpose of section 6202.1 of the Regulations to the Tax Act;

(xiv)                       that all of the Qualifying Expenditures renounced to the Flow-Through Subscribers will constitute CEE of the Flow-Through Subscribers pursuant to subsection 66(12.61) of the Tax Act;

(xv)         the Qualifying Expenditures will not include any expense for prepaid services or rent that do not qualify as outlays or expenses for the period as described in the definition of “expense” in subsection 66(15) of the Tax Act;

(xvi)                       the expenses to be renounced by the Corporation to the Flow-Through Subscribers will not include any amount that has previously been renounced by the Corporation; and

(xvii)                    until such time as the Corporation has fully incurred or renounced Qualifying Expenditures in an amount equal to the Commitment Amount, if the Corporation amalgamates with any one or more corporations, the

Corporation will cause any shares issued as a replacement for the Flow-Through Shares as a result of such amalgamation to qualify by virtue of subsection 87(4.4) of the Tax Act as “flow-through shares” as described in subsection 66(15) of the Tax Act and in particular to not be prescribed shares or prescribed rights as defined in section 6202.1 of the Regulations to the Tax Act;

(t)                                    deliver to the Agents and their legal counsel, as applicable:

(i)                                     at the time of execution of the Canadian Prospectus Supplement by the Agents, a long form comfort letter (the “Comfort Letter”) of the Corporation’s auditors and to the extent required, the Corporation’s former auditors, addressed to the Agents and to the directors of the Corporation and dated as of the date of the Canadian Prospectus Supplement, in form and content acceptable to the Agents and their legal counsel, acting reasonably, relating to the verification of the financial information and accounting data contained in the Canadian Prospectus;

(ii)          at the time of execution of the Canadian Prospectus Supplement by the Agents, a certificate of the Corporation (the “Financial Certificate”) executed by a senior officer of the Corporation and a director of the Corporation who is a member of the Corporation’s audit committee, or such other officer or director of the Corporation as may be acceptable to the Agents, certifying, for and on behalf of the Corporation and without personal liability after having made due enquiries, addressed to the Agents and dated as of the date of the Canadian Prospectus Supplement, in form and content acceptable to the Agents and their legal counsel, acting reasonably, relating to the verification of the financial information and accounting data that relates to information prior to January 1, 2010 contained in the Canadian Prospectus;

(iii)                               at the Time of Closing, a long form comfort letter (“Bring Down Comfort Letter”) of the Corporation’s auditors addressed to the Agents and dated as of the Closing Date in form and content acceptable to the Agents and their legal counsel, acting reasonably, bringing forward to the Closing Date the information contained in the Comfort Letter;

(iv)         at the Time of Closing, a certificate of the Corporation (the “Bring Down Financial Certificate”) executed by a senior officer of the Corporation and a director of the Corporation who is a member of the Corporation’s audit committee, or such other officer or director of the Corporation as may be acceptable to the Agents, certifying, for and on behalf of the Corporation and without personal liability after having made due enquiries, addressed to the Agents and dated as of the date of the Canadian Prospectus Supplement, in form and content acceptable to the Agents and their legal counsel, acting reasonably, bringing forward to the Closing Date the information contained in the Financial Certificate;

(v)                                 at the Time of Closing, favourable legal opinions (the “Legal Opinions”) of the Corporation’s various legal counsel (excluding U.S. legal counsel), addressed to the Agents and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Agents and their legal counsel, acting reasonably, relating to the Canadian Prospectus including the disclosure therein under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment”, the issuance, trade and distribution of the Offered Securities, Unit Shares, Flow-Through Shares, Warrants and Warrant Shares, the issuance and trade of the Compensation Options and the Compensation Shares, as applicable, without restriction, in the Qualifying Jurisdictions, corporate status, corporate authority and capacity, qualification to carry on business, issued capital, listing, enforceability, legal compliance, tax matters, litigation matters and to such other matters as the Agents may require, acting reasonably;

(vi)                              at the Time of Closing, a favourable legal opinion of the Corporation’s U.S. legal counsel (the “U.S. Legal Opinion”), addressed to the Agents and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Agents and their legal counsel, acting reasonably, relating to the matters set forth in Schedule “D”;

(vii)                           at the Time of Closing, a favourable legal opinion of the Corporation’s U.S. tax counsel (the “U.S. Tax Opinion”), addressed to the Agents and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Agents and their legal counsel, acting reasonably, relating to the disclosure in the Prospectuses under the heading “Certain U.S. Federal Income Tax Considerations”;

(viii)        at the Time of Closing, the Agents shall have received favourable legal opinions (the “Corporate Opinions”) from local counsel, dated the Closing Date and addressed to the Agents and their legal counsel, in form and content acceptable to the Agents and their legal counsel, acting reasonably, with respect to each of Veris Gold USA, Inc. and Queenstake Resources Ltd. relating to (i) the due incorporation and good standing under the laws of the applicable jurisdiction and qualification to carry on business in such jurisdictions where such Material Subsidiaries carry on business; (ii) the issued and outstanding share capital; (iii) the ownership of the issued and outstanding shares; and (iv) such other matters as the Agents may require, acting reasonably;

(ix)                              the Agents will receive, at the Time of Closing, a certificate (the “Officers’ Certificate”) dated the Closing Date signed by the Chief Executive Officer and the Chief Financial Officer of the Corporation, or such other senior officer(s) of the Corporation as may be acceptable to the Agents, certifying, for and on behalf of the Corporation and without personal liability after having made due enquiries:

(A)                               the articles and by-laws of the Corporation;

(B)                               the resolutions of the Corporation’s board of directors relevant to the Prospectuses and the authorization of this Agreement, the Warrant Indenture and the Compensation Option Certificate and the transactions contemplated herein and therein;

(C)                               the incumbency and signatures of signing officers of the Corporation;

(D)                               the Corporation has complied, in all material respects, with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing;

(E)                                the representations and warranties of the Corporation contained in this Agreement are true and correct, in all material respects, as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing after giving effect to the transactions contemplated herein;

(F)                                 no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or any other securities of the Corporation has been issued by any Regulatory Authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under the Applicable Securities Laws or by any Regulatory Authority;

(G)                               since the respective dates as of which information is given in the Prospectus Supplements (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or prospects of the Corporation and the Subsidiaries on a consolidated basis, and (B) no transaction has been entered into by the Corporation or any Subsidiary which is material to the Corporation on a consolidated basis, other than as disclosed in the Prospectus Supplements or the Supplementary Material, as the case may be; and

(H)                              there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Prospectuses which fact or change is, or may be, of such a nature as to render any statement in the Prospectuses misleading or untrue in any material respect or which would result in a misrepresentation in the Prospectuses or which would result in the

Prospectuses not complying with Canadian Securities Laws or U.S. Securities Laws, as applicable;

(x)                                 at the Time of Closing, such other materials (the “Closing Materials”) as the Agents and their legal counsel may require, acting reasonably, and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Agents and to such parties as may be reasonably directed by the Agents and will be dated as of the Closing Date or such other date as the Agents may reasonably require;

(u)                                 from and including the date of this Agreement through to and including the Time of Closing, do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain true and correct and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(v)                                 during the period commencing on the date hereof and ending on the date which is 90 days following the Closing Date, not, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of any Common Shares or securities or financial instruments convertible into or exchangeable into Common Shares of the Corporation or enter into any agreement under which the Corporation may acquire or transfer to another, in whole or in part, any economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so without the prior consent of the Agents, such consent not to be unreasonably withheld, other than:

(i)                                     under existing director or employee stock option, bonus or purchase plans, as detailed in the Corporation’s most recent information circular;

(ii)                                  under director or employee stock options or bonuses granted subsequently in accordance with regulatory approval;

(iii)                               as a result of the exercise of currently outstanding share purchase warrants or options;

(iv)                              as a result of previously scheduled property payments;

(v)                                 as a result of the conversion of currently outstanding convertible debt; and

(vi)                              as a result of the exercise of the Deutsche Bank Participation Right or the Deutsche Bank Top-Up Right.

(w)                               prior to the filing of the Canadian Prospectus Supplement, provide evidence satisfactory to the Agents of the conditional approval of the TSX of the listing and posting for trading on the TSX of the Unit Shares, Flow-Through Shares, Warrant Shares and Compensation Shares, subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”); and

(x)                                 not use any written or oral opinions, advice, analysis and materials provided by the Agents to the Corporation in connection with the Offering for any purpose whatsoever other than personal use, and shall not reproduce, disseminate, quote from or refer to such opinion, advice, analysis or material in whole or in part at any time, in any manner or for any purpose, without the Lead Agent’s prior written consent in each specific instance, and the Corporation shall and shall cause its affiliates, officers, directors, shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Corporation and the directors, officers, and employees of such shareholders) to, keep confidential the opinions, advice, analysis and materials furnished to the Corporation by the Agents and their counsel in connection with the Offering.

4.2                               Each of the Agents covenants and agrees with the Corporation that it shall:

(a)                                 fulfil all legal requirements (including, without limitation, compliance with the Applicable Securities Laws) to be fulfilled by an agent in connection with the Offering in the Qualifying Jurisdictions and in the United States;

(b)                                 upon being satisfied, acting reasonably, that each of the Canadian Prospectuses and any amendments thereto is in a form satisfactory for filing with the Commissions, execute each of the Canadian Prospectuses and any amendments thereto, as the case may be, presented to the Agents for execution, and the Agents will use their commercially reasonable efforts to assist the Corporation in obtaining the requisite approvals of the Regulatory Authorities in connection with the preparation and filing of such documents;

(c)                                  deliver to the Corporation:

(i)                                     all completed Subscription Agreements properly executed by an Agent as agent for the Flow-Through Subscribers, including all appendices, schedules and exhibits thereto; and

(ii)                                  any other forms required under Applicable Securities Laws or by the TSX;

(d)                                 execute all such other documents and materials as may reasonably be required and as are customary in a transaction of this nature;

(e)                                  not use, authorize use of, refer to, or participate in the planning for use of, any Free Writing Prospectus other than (i) the Issuer Free Writing Prospectus set forth in Schedule “C”, or (ii) any Free Writing Prospectus approved by the Corporation in advance in writing; and

(f)                                   pursuant to reasonable procedures developed in good faith, retain copies of each Free Writing Prospectus used or referred to by it, to the extent required by Rule 433 under the U.S. Securities Act.

5.             DUE DILIGENCE

5.1                               Prior to the filing of the Prospectus Supplements, and thereafter, prior to the completion of the distribution of the Offered Securities, and prior to the filing of any Supplementary Material, the Corporation shall have allowed the Agents to review and comment on such documents and shall have allowed the Agents to conduct all due diligence investigations (including a due diligence session with senior management, Deloitte LLP and the authors of the technical reports for Jerritt Canyon and Ketza River) which they may reasonably require in order to fulfill their obligations as agents under applicable law or as otherwise may be required in order to enable them to execute the certificate required to be executed by them at the end of the Prospectus Supplements or any Supplementary Material.

6.             AGENTS’ FEES AND EXPENSES

6.1                               In consideration of the services to be rendered by the Agents to the Corporation under this Agreement and under the Engagement Letter, the Corporation agrees to pay to the Agents, at the time and in the manner specified in this Agreement, the Agents’ Fee and issue the Compensation Shares and the Compensation Options.

6.2                               The Corporation will pay the costs and expenses reasonably incurred by the Agents in connection with the Offering (the “Agents’ Expenses”), including, without limitation, the reasonable fees and disbursements of Agent’s legal counsel (which shall not exceed a maximum of USD$75,000 plus taxes and disbursements without the prior written consent of the Corporation, acting reasonably) and all costs and expenses of, incidental to or in connection with:

(a)                                 the creation, issuance, sale and distribution of the Offered Securities and the creation and issuance of the Compensation Shares and the Compensation Options;

(b)                                 the qualification of the Offered Securities, Compensation Shares and Compensation Options for distribution in the Qualifying Jurisdictions and the registration of the offering of the Offered Securities, Compensation Shares and Compensation Options in the U.S.;

(c)                                  all filing fees payable under the Applicable Securities Laws;

(d)                                 listing fees for the Unit Shares, Flow-Through Shares, Warrant Shares and Compensation Shares on the TSX;

(e)                                  the fees and disbursements of the Corporation’s auditors and legal counsel;

(f)                                   the preparation, printing or other production of the Prospectuses, Registration Statement, and any Issuer Free Writing Prospectus;

(g)                                  the preparation of audio-visual material, marketing documents and other marketing devices;

(h)                                 the “roadshow” and marketing and information meetings;

(i)                                     the preparation and printing of certificates representing the Unit Shares, Flow-Through Shares, Warrant Shares and Warrants; and

(j)                                    the fees and expenses of the Corporation’s transfer agent and registrar and Warrant Agent.

Regardless of whether the transactions contemplated herein are completed or not, the Corporation will pay the Agents’ Expenses. The Agents’ Expenses will be payable by the Corporation at the Time of Closing upon receipt by the Corporation of a detailed invoice from the Agents. Notwithstanding the foregoing, in the event the Offering is terminated in accordance with Section 12 hereof the Agents will only be reimbursed for their actual accountable out-of-pocket expenses.

6.3                               The Corporation shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Agents by the Lead Agent and, except to the extent that an Agent notifies the Corporation in writing to the contrary, the Agents agree that the Lead Agent has the authority to bind the Agents with respect to all matters covered by this Agreement insofar as such matters relate to the Agents.

7.             AGENTS’ PERCENTAGES

7.1                               The obligations of the Agents hereunder shall be several, and not joint, and shall be limited to the percentages set out opposite the name of the Agents below:

Secutor Capital Management Corporation	95%
Global Hunter Securities, LLC	5%

8.             CONDITIONS PRECEDENT

8.1                               The following are conditions to the obligations of the Agents to complete the transactions contemplated in this Agreement at the Time of Closing, which conditions may be waived in writing in whole or in part by the Lead Agent, on behalf of the Agents, in its sole discretion:

(a)                                 the execution of the Warrant Indenture by the Corporation and the Warrant Agent, which Warrant Indenture shall be in a form and have such terms and conditions satisfactory to the Agents, acting reasonably;

(b)                                 all actions required to be taken by or on behalf of the Corporation, including without limitation the passing of all requisite resolutions of directors of the Corporation approving the transactions contemplated hereunder, will have been taken so as to approve the Prospectus Supplements, the Canadian Warrant

Supplement, the U.S. Warrant Supplement, and the Registration Statement, to obtain the requisite approval of the TSX to the Offering and to validly offer, sell and distribute the Offered Securities, the Underlying Securities and issue the Compensation Options and the Compensation Shares;

(c)                                  the filing of the Canadian Warrant Supplement with the Commissions in the Qualifying Jurisdictions and the filing of the U.S. Warrant Supplement with the SEC;

(d)                                 the Corporation will have reserved and set aside Common Shares to be issued on the exercise of the Warrants and Compensation Options;

(e)                                  the Corporation will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Canadian Preliminary Prospectus Supplement, the Canadian Prospectus Supplement and the Canadian Warrant Supplement, to permit the Corporation to complete its obligations hereunder;

(f)                                   the Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the U.S. Prospectus or any Free Writing Prospectus or Issuer Free Writing Prospectus shall have been issued under the U.S. Securities Act and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Agents or the knowledge of the Corporation, shall be contemplated by the SEC;

(g)                                  no order having the effect of ceasing or suspending the distribution of the Offered Securities, the Underlying Securities, the Compensation Options or the Compensation Shares or the trading in the Common Shares or any other securities of the Corporation or ceasing or suspending trading by the directors, officers or promoters of the Corporation, or any one of them, shall have been issued by any securities commission, securities regulatory authority or stock exchange in Canada or the United States and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of the Corporation, shall be contemplated by any securities commission, securities regulatory authority or stock exchange in Canada or the United States. Any request on the part of any Commission or the SEC for additional information from the Corporation shall have been complied with and the Corporation shall have complied with all filing requirements applicable to any Issuer Free Writing Prospectus used or referred to after the date hereof;

(h)                                 the Corporation will have, within the required time set out hereunder, delivered or caused the delivery of the required Comfort Letter, Financial Certificate, Bring Down Comfort Letter, Bring Down Financial Certificate, Legal Opinions, U.S. Legal Opinion, U.S. Tax Opinion, Corporate Opinions, Officers’ Certificate and Closing Materials as the Agents may require, acting reasonably, in form and substance satisfactory to the Agents and their counsel, acting reasonably;

(i)                                     as of the Time of Closing, there shall be no reports or information that in accordance with the requirements of Regulatory Authorities in Canada and United States must be made publicly available in connection with the sale of the Offered Securities, Underlying Securities or the issuance of the Compensation Options or the Compensation Shares that have not been made publicly available as required; no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectuses that have not been filed as required and delivered to the Agents; no contracts, documents or other materials required to be described or referred to in the Prospectuses that are not described or referred to as required  and delivered to the Agents;

(j)                                    the Agents shall have received at the Time of Closing a letter from the transfer agent of the Corporation dated the date of Closing and signed by an authorized officer of such transfer agent confirming the issued capital of the Corporation;

(k)                                 the Agents not having exercised any rights of termination set forth in this Agreement;

(l)                                     there shall not have occurred between December 31, 2012 and the Time of Closing, any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Corporation, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and the Material Subsidiaries on a consolidated basis;

(m)                             the Corporation will have, as of the Time of Closing, complied with all of its covenants and agreements contained in this Agreement, including without limitation all requirements for approval of the Offering and the listing and the posting for trading of the Unit Shares, Flow-Through Shares, Warrant Shares and Compensation Shares on the TSX; and

(n)                                 the representations and warranties of the Corporation contained in this Agreement  will be true and correct as of the Time of Closing as if such representations and warranties had been made as of the Time of Closing.

8.2                               The Corporation may not reject any properly completed Subscription Agreement from a Flow-Through Subscriber resident in a Qualifying Province, unless (i) the number of Flow-Through Units subscribed for pursuant to all Subscription Agreements tendered by the Agent exceeds the maximum number of Flow-Through Units to be sold under this Agreement, in which case Subscription Agreements shall, in consultation with the Agent, be amended or rejected or (ii) unless the acceptance of such Subscription Agreement may breach or violate any Applicable Securities Laws.

9.                                      CLOSING

9.1                               The closing of the transactions contemplated under this Agreement (the “Closing”) shall be completed at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Commerce Court West, Toronto ON M5L 1A9, legal counsel to the Corporation, at the Time of Closing on August 15, 2013 or such other date as may be agreed to by the Corporation and the Agents (the “Closing Date”).

9.2                               On the Closing, the Corporation shall issue and deliver to the Lead Agent, on behalf of the Agents, in the location that the Lead Agent, on behalf of the Agents, advises the Corporation in writing not less than two business days before the Closing Date, the certificates (in physical or electronic form as the Lead Agent, on behalf of the Agents, may advise in writing not less than two business days prior to the Closing Date) representing the Offered Securities, in the names and denominations requested by the Lead Agent, on behalf of the Agents, acting reasonably.

9.3                               If the Corporation has satisfied all of its obligations under this Agreement, on the Closing the Agents shall pay to the Corporation the gross proceeds of the sale of the Units, less the Agents’ Fee and Agents’ Expenses, and the gross proceeds of the Flow-Through Units.

9.4                               On the closing, the Corporation shall issue and deliver to the Lead Agent, on behalf of the Agents the Compensation Option Certificates representing the Compensation Options, in the names and denominations requested by the Lead Agent, on behalf of the Agents, acting reasonably.

10.                               OVER-ALLOTMENT OPTION

10.1                        In consideration of and subject to the issuance of the Units and the Flow-Through Units, the Corporation hereby grants the Over-Allotment Option to the Agents, to cover over-allotments, if any, and for market stabilization purposes.  If, and to the extent that, the Agents exercise the Over-Allotment Option, subject to the terms and conditions of this Agreement, the Corporation shall issue and sell, on the Option Closing Date (which date may be the Closing Date), the number of Additional Units indicated in the Option Notice at the Unit Offering Price or the Flow-Through Offering Price, as applicable.

10.2                        The Over-Allotment Option may be exercised, in whole or in part, on or before 5:00 p.m. (Vancouver time) on the date which is 30 days from the Closing Date, by delivery by the Lead Agent on behalf of the Agents of written notice to the Corporation, not later than two business days prior to exercise, confirming the number of Additional Units in respect of which the Over-Allotment Option is being exercised (the “Option Notice”).  The obligations of the Agents to complete the purchase of the Additional Units under this Agreement, upon the exercise of the Over-Allotment Option, is subject to the receipt by the Agents of a Bring Down Comfort Letter, the Legal Opinions, the U.S. Legal Opinion, the U.S. Tax Opinion and Officers’ Certificate, each dated the Option Closing Date, as the Agents may reasonably request.

10.3                        Notwithstanding the foregoing, in all other respects, the applicable terms, conditions and provisions of this Agreement will apply mutatis mutandis to the Option Closing Date and the Additional Units.  For the avoidance of doubt, to the extent that the Over-Allotment Option is exercised, the Agents will be entitled to the Agents’ Fee, the Compensation Shares and the Compensation Options with respect to the Additional Units.

11.                               INDEMNITY BY THE CORPORATION

11.1                        The Corporation shall indemnify and save harmless the Agents, each of their respective affiliates and each of their respective directors, officers, employees, partners, agents, and shareholders (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”), which an Indemnified Party may incur or become subject to or otherwise involved in (in any capacity) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, by reason of the transactions contemplated in, or the services provided under, this Agreement whether performed before or after the Corporation’s execution of this Agreement, and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.

11.2                        This indemnity shall not be available to any Indemnified Party in relation to any losses, expenses, claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted primarily from the Indemnified Party’s gross negligence, fraud or wilful misconduct.

11.3                        In the event and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable determines that an Indemnified Party was grossly negligent, fraudulent or guilty of wilful misconduct in connection with a Claim in respect of which the Corporation has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party will reimburse such funds to the Corporation and thereafter this indemnity will not apply to such Indemnified Party in respect of such Claim. The Corporation agrees to waive any right the Corporation might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

11.4                        If a Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Corporation, the Indemnified Party will give the Corporation prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify will not relieve the Corporation of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Corporation of substantive rights or defences.

11.5                        No admission of liability and no settlement, compromise or termination of any Claim will be made without the Corporation’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld; provided, however, that no consent of an Indemnified Party will be required if the Corporation has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise or termination includes an unconditional release of each Indemnified Party from any liability arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party. Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a)                                 employment of such counsel has been authorized in writing by the Corporation;

(b)                                 the Corporation has not assumed the defence of the action within a reasonable period of time after receiving notice of the claim;

(c)                                  the named parties to any such claim include both the Corporation and the Indemnified Party and the Indemnified Party will have been advised by counsel to the Indemnified Party that there may be a conflict of interest between the Corporation and the Indemnified Party; or

(d)                                 there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation;

in which case such fees and expenses of such counsel to the Indemnified Party will be for the Corporation’s account, provided that the Corporation shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties. The rights accorded to the Indemnified Parties hereunder will be in addition to any rights an Indemnified Party may have at common law or otherwise.

11.6                        If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or is insufficient to hold them harmless, the Corporation will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation or the Corporation’s shareholders on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Corporation will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any amount in excess of the fees actually received by any Indemnified Parties hereunder.

11.7                        The Corporation hereby constitutes the Lead Agent as trustee for each of the other Indemnified Parties of the Corporation’s covenants under this indemnity with respect to such persons and the Lead Agent agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

11.8                        The rights to contribution provided in this Section 11 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law.

11.9                       The obligations under this Section 11 shall apply from the date of the Engagement Letter, and shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

12.                               TERMINATION OF AGREEMENT

12.1                        Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Corporation to comply with any such conditions in favour of the Agents shall entitle the Agents to terminate their obligations under this Agreement by written notice to that effect given to the Corporation prior to the Time of Closing. It is understood that the Agents may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Agents, any such waiver or extension must be in writing.

12.2                        If, after the date hereof and prior to the Time of Closing, the state of financial markets in Canada, the United States or elsewhere where it is planned to market the Offered Securities is such that, in the reasonable opinion of the Lead Agent, such securities cannot be marketed profitably, the Agents (or any of them) shall be entitled, at its option, to terminate its obligations under this Agreement by notice to that effect given to the Corporation at or prior to the Time of Closing.

12.3                        The obligations of the Agents under this Agreement may be terminated by the Agents (or any of them) by written notice to that effect to the Corporation at any time prior to the Time of Closing if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the opinion of the Agents materially adversely affects, or involves, or will materially adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries considered as one enterprise, including without limiting the generality of the foregoing, any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection).

12.4                        In addition to any other remedies which may be available to the Agents, this Agreement and any subscriptions for Offered Securities received by the Agents may be terminated by the Agents upon delivery of written notice from any Agent to the Corporation at any time up to the Time of Closing:

(a)                                 if there shall occur any material adverse change in the business, affairs, operations, assets, liabilities or financial condition of the Corporation and its Material Subsidiaries considered as one enterprise, and which in the Agents’ reasonable opinion would reasonably be expected to have a Material Adverse

Effect on the market price or value of any of the Offered Securities or the Common Shares generally;

(b)                                 if the Agents or their representatives, through their due diligence investigations, discover any misrepresentation, or there is in the opinion of the Agents a material adverse change or a change in a material fact or a new material fact which could result or could reasonably be expected to result in the purchasers of a material number of Offered Securities exercising their right under any of the Applicable Securities Laws to withdraw from their purchase thereof or could reasonably be expected to have a significant adverse effect on the market price or value of the Common Shares;

(c)                                  if there should occur any suspension or limitation of trading in securities generally on an Exchange, or if a general moratorium on commercial banking activities in Toronto or New York should be declared by the relevant authorities, or if, in relation to the Corporation which in the reasonable opinion of the Agents (or any of them) operates to prevent or materially restrict trading of the Common Shares or the distribution of the Offered Securities; or

(d)                                 if there is an inquiry, action, suit, investigation or other proceeding (whether formal or informal) by any domestic or foreign federal, provincial, state, municipal or other domestic or foreign government department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX or any securities regulatory authority which, in the reasonable opinion of the Agents operates to prevent or restrict the trading of securities of the Corporation.

12.5                        The Agent or the Corporation may terminate this Agreement if the Offering has not been completed before December 31, 2013.

12.6                        The Agents shall use commercially reasonable efforts to give notice to the Corporation (in writing or by other means) of the occurrence of any of the events referred to in Section 12 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Agents to exercise this right at any time prior to or at the Time of Closing.

12.7                        The rights of termination contained in this Section 12 as may be exercised by the Agents are in addition to any other rights or remedies the Agents may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

12.8                        If the obligations of the Agents are terminated under this Agreement pursuant to these termination rights, the Corporation’s liabilities to the Agents shall be limited to the Corporation’s obligations under Sections 4.1(x), 6.2 and 11.

13.                               GENERAL

13.1                        Any notice to be given hereunder shall be in writing and may be given by telecopier or by hand delivery and shall, in the case of notice to the Corporation, be addressed and telecopied or delivered to:

Veris Gold Corp.

900-688 West Hastings Street

Vancouver, BC  V6B 1P1

Attention: R. Shaun Heinrichs

Fax No.: 604-688-9426

with a copy to (for informational purposes only and not constituting notice):

Blake, Cassels & Graydon LLP
595 Burrard Street
Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3
Attention:  Bob Wooder
Fax No.:  604-631-3309

and a copy to (for informational purposes only and not constituting notice):

Troutman Sanders LLP

401 9th Street, N.W., Suite 1000

Washington, DC 20004-2134  USA

Attention: Thomas M. Rose

Fax No.: 202-274-2994

and in the case of the Agents, be addressed and telecopied or delivered to:

Secutor Capital Management Corporation

1167 Caledonia Road
Toronto, Ontario
M6A 2X1
Attention: George Aprile
Fax No.: 416-545-1011

Global Hunter Securities LLC

777 Third Avenue, 22nd Floor

New York, NY 10017

Attention: J. Barry

Fax No.: 646-390-7185

with a copy to (for informational purposes only and not constituting notice):

Norton Rose Fulbright Canada LLP

45 O’Connor Street
Suite 1500
Ottawa, Ontario
K1P 1A4

Attention: Geoffrey Gilbert

Fax No.: 613-230-5459

The Corporation and the Agents may change their respective addresses for notice by notice given in the manner referred to above.

13.2                        Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this Section 13.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

13.3                        This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the Engagement Letter.

13.4                        The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

13.5                        This Agreement, including the representations, warranties and covenants contained herein, shall survive the completion of the Offering hereunder and shall continue in full force and effect and be binding upon the parties hereto notwithstanding the completion of the Offering.

13.6                        No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

13.7                        The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably required in order to carry out the full intent and meaning of this Agreement.

13.8                        This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

13.9                        This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.

13.10                 The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

13.11                 This Agreement may be signed by the parties in as many counterparts as may be deemed necessary and may be delivered by facsimile, all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

[the remainder of this page is intentionally blank]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Agents whereupon this letter as so accepted shall constitute an agreement between the Corporation and the Agents enforceable in accordance with its terms.

Yours truly,

SECUTOR CAPITAL MANAGEMENT CORPORATION

Per:	/s/ George Aprile

GLOBAL HUNTER SECURITIES, LLC

Per:	/s/ Tim Montfort

The foregoing is accepted and agreed to effective as of the date appearing on the first page of this Agreement.

VERIS GOLD CORP.

Per:	/s/ Shaun Heinrichs

SCHEDULE “B”

MATERIAL SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Ketza River Holdings Ltd.	Yukon	100%
Queenstake Resources Ltd.	British Columbia	100%
Veris Gold USA, Inc.	Delaware	100%

SCHEDULE “C-1”

SCHEDULE OF FREE WRITING PROSPECTUSES INCLUDED IN THE DISCLOSURE PACKAGE

None

SCHEDULE “C-2”

PRICING TERMS

1.             The Corporation is selling up to 14,822,900 Offered Securities

2.             The price per Unit is $0.52

3.             The price per Flow-Through Unit is $0.55

4.             The exercise price per Warrant issued pursuant to the Unit is $0.60

5.             The exercise price per Warrant issued pursuant to the Flow-Through Unit is $0.65

SCHEDULE “E”

SUBSCRIPTION AND RENUNCIATION AGREEMENT

TO:	Veris Gold Corp. (the “Corporation”)
900 — 688 West Hastings Street
Vancouver, British Columbia V6B 1P1

1.                                      Secutor Capital Management Corporation (the “Agent”), as the duly authorized agent for the persons listed on Appendix “A” attached hereto (the “Subscribers”), hereby subscribes for 5,813,100 Flow-Through Units at a price of $0.55 per share for an aggregate subscription price of $3,197,205, upon the terms and conditions set forth in this agreement (the “Subscription Agreement”) constituted by the acceptance hereof and as described in the prospectus supplement dated August 9, 2013 to the short-form base shelf prospectus of the Corporation dated October 18, 2012 (the “Prospectus”).

The Agent represents and warrants to the Corporation that it has been authorized to enter into this Subscription Agreement on behalf of the Subscribers and to make the representations, warranties and statements contained herein on their behalf. The Subscribers have each received a copy of the Prospectus and have tendered payment of their respective subscription price to the Agent, in order that they may deliver a certified cheque or bank draft payable to the Corporation in satisfaction of the aggregate subscription price for the Flow-Through Units.

2.                                      In this Subscription Agreement:

(a)                                 “Agency Agreement” means the agreement dated effective August 9, 2013 between the Agent, Global Hunter Securities LLC and the Corporation in respect of the offering of Flow-Through Units;

(b)                                 “Canadian Exploration Expense” or “CEE” means expenses incurred by the Corporation during the Expenditure Period that are expenses described in paragraph (f) of the definition of “Canadian exploration expense” in subsection 66.1(6) of the Tax Act that or would be included in paragraph (h) of that definition if the words “paragraphs (a) to (d) and (f) to (g. 1)” in that paragraph were read as “paragraph (f)”, excluding amounts which are described in paragraphs 66(12.6)(a), (b), (b.1) and (c) of the Tax Act;

(c)                                  “Closing Date” means August 15, 2013, or such other date or dates as may be determined pursuant to the Agency Agreement;

(d)                                 “Commitment Amount” means an amount equal to $0.54999 multiplied by the number of Flow- Through Shares subscribed and paid for pursuant to the Subscription Agreements;

(e)                                  “CRA” means the Canada Revenue Agency;

(f)                                   “Expenditure Period” means the period commencing on the Closing Date and ending on the earlier of:

(i)                                     the date on which the Commitment Amount has been fully expended in accordance with the terms hereof; and

(ii)                                  December 31, 2014;

(g)                                  “Flow-Through Funds” means, in respect of each Subscriber, an amount equal to $0.54999 multiplied by the number of Flow-Through Shares subscribed and paid for by such Subscriber pursuant to this Subscription Agreement;

(h)                                 “principal-business corporation” means a principal-business corporation as defined in subsection 66(15) of the Tax Act;

(i)                                     “Qualifying Expenditures” means expenses that are CEE and which will also qualify as “flow-through mining expenditures” (as defined in subsection 127(9) of the Tax Act; and

(j)                                    “Tax Act” means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time.

3.                                      All capitalized terms herein and not otherwise defined herein shall have the same meanings herein as are ascribed thereto in the Agency Agreement.

4.                                      Of the amount paid for each Flow-Through Unit, the sum of $0.54999 will be allocated to the Flow-Through Shares and the sum of $0.00001 will be allocated to the one half of one Warrant, comprising each Flow-Through Unit.

5.                                      It is understood that this Subscription Agreement and all monies tendered herewith, without interest or deduction, shall be returned forthwith to Subscribers at their respective addresses indicated on Appendix “A” attached hereto if this subscription is not accepted by the Corporation.

6.                                      Each Subscriber represents, warrants, covenants, certifies, acknowledges and declares to the Corporation and the Agent (and acknowledges that the Corporation and the Agent are relying thereon) that:

(a)                                 this Subscription Agreement is subject to acceptance by the Corporation and is effective only upon such acceptance;

(b)                                 the Subscriber has received and reviewed a copy of the Prospectus;

(c)                                  the Subscriber is not a non-resident of Canada for the purposes of the Tax Act;

2

(d)                                 the Subscriber is of the full age of majority and has the legal capacity and competence to enter into and be bound by this Subscription Agreement;

(e)                                  the Subscriber, and any beneficial purchaser for whom it is acting deals, and at all relevant times will continue to deal, at arm’s length with the Corporation for the purposes of the Tax Act;

(f)                                   neither the Subscriber, nor the beneficial purchaser, as the case may be, has or will knowingly enter into any agreement or arrangement which will cause the Flow-Through Shares to be or become “prescribed shares” for purposes of the Tax Act; and

(g)                                  the Subscriber acknowledges that it has been encouraged to and should obtain independent legal and tax advice with respect to its subscription.

7.                                      The Corporation hereby represents and warrants to and for the benefit of the Subscribers and the Agent (and acknowledges that the Subscribers and the Agent are relying thereon) that:

(a)                                 the Corporation has been duly incorporated and organized, and is a valid and subsisting corporation under the laws of the Province of British Columbia and is qualified to carry on business in the Province of British Columbia and in each other jurisdiction, if any, wherein the carrying out of the activities contemplated hereby makes such qualification necessary;

(b)                                 the Corporation has the full corporate right, power and authority to execute and deliver this Subscription Agreement, to issue the Flow-Through Shares and Warrants to the Subscribers and to incur and renounce to the Subscribers, Qualifying Expenditures in an amount equal to the Commitment Amount;

(c)                                  except as a result of any agreement to which the Corporation is not a party and of which it has no knowledge, that upon issuance the Flow-Through Shares will be “flow-through shares” as defined in subsection 66(15) of the Tax Act and will not constitute “prescribed shares” for the purpose of section 6202.1 of the Regulations to the Tax Act (including all proposed amendments thereto);

(d)                                 on the Closing Date this Subscription Agreement will constitute a valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to general principles of equity;

(e)                                  the execution and delivery of, and the performance of the terms of this Subscription Agreement by the Corporation, including the issuance of the Flow-Through Shares and Warrants, the incurring of Qualifying Expenditures and the renunciation of Qualifying Expenditures to the Subscribers pursuant hereto does not and will not constitute a breach of or constitute a default under the constating documents of the Corporation or any law, regulation, order or ruling applicable to

3

the Corporation or any agreement, contract or indenture to which the Corporation is a party or by which it is bound;

(f)                                   the Corporation has complied or will comply with all applicable corporate and securities law applicable to it in connection with the offer, sale and issuance of the Flow-Through Units to be purchased hereunder;

(g)                                  the Qualifying Expenditures will not include any expense for prepaid services or rent that do not qualify as outlays or expenses for the period as described in the definition of "expense" in subsection 66(15) of the Tax Act;

(h)                                 other than as described in the Agency Agreement and this Subscription Agreement, neither the Corporation nor any corporation “associated” (as defined in the Tax Act) with the Corporation is party to any other agreement for the issuance of flow-through shares pursuant to which the required expenditures have not been incurred; and

(i)                                     the Corporation has no reason to believe that it will be unable to incur during the Expenditure Period, or that it will be unable to renounce to the Subscribers effective on or before December 31, 2013, Qualifying Expenditures in an aggregate amount equal to the Commitment Amount and the Corporation has no reason to expect any reduction of such amount by virtue of subsection 66(12.73) of the Tax Act.

8.                                      The Corporation covenants and agrees with the Subscribers:

(a)                                 to keep proper books, records and accounts of all Qualifying Expenditures and all transactions affecting the Commitment Amount and the Qualifying Expenditures, and upon reasonable notice, to make such books, records and accounts available to an authorized representative of the Subscribers for inspection and audit by such representative on behalf of the Subscribers during normal business hours for the sole purpose of responding to an inquiry, demand or proposal from the CRA or to verify the nature and amount of Qualifying Expenditures;

(b)                                 to file with the CRA, the form prescribed by subsection 66(12.68) of the Tax Act together with a copy of the Subscription Agreements within the time prescribed by law;

(c)                                  to file with the CRA, the form prescribed by subsection 66(12.7) of the Tax Act on or before the last day of the first month following each month in which any renunciation is made pursuant to the terms of the Subscription Agreements or on such date as is contemplated by subsection 66(12.66) of the Tax Act;

(d)                                 to incur, during the Expenditure Period, Qualifying Expenditures in an amount not less than the Commitment Amount so as to enable the Corporation to renounce to each of the Subscribers in accordance with the Tax Act and this Subscription Agreement, effective on or before December 31, 2013, Qualifying Expenditures incurred or to be incurred during the Expenditure Period in an amount equal to the Commitment Amount;

4

(e)                                  to renounce (in accordance with subsections 66(12.6) and 66(12.66) of the Tax Act and all other relevant provisions of the Tax Act and this Subscription Agreement) to each of the Subscribers, effective on or before December 31, 2013, Qualifying Expenditures incurred or to be incurred during the Expenditure Period in an amount equal to the Commitment Amount in respect of the particular Subscriber.

(f)                                   to deliver to the Subscribers, not later than March 1, 2014, a statement setting forth the aggregate amounts of such Qualifying Expenditures renounced to the Subscriber pursuant to the Subscription Agreements;

(g)                                  that, subject to the requirements of the Tax Act, the Corporation will not reduce the amount renounced to Subscribers pursuant to subsections 66(12.6) of the Tax Act;

(h)                                 that the Corporation is a “principal business corporation” as defined in subsection 66(15) of the Tax Act and will maintain its status as a “principal business corporation” until such time as all of the Qualifying Expenditures required to be renounced under the Subscription Agreement have been incurred and validly renounced pursuant to the Tax Act;

(i)                                     to timely file all other forms required under the Tax Act necessary to effectively renounce Qualifying Expenditures equal to the Commitment Amount to the Subscribers effective on or before December 31, 2013 and to provide to Subscribers a copy of all such forms as are required to be provided under the Tax Act or the Subscription Agreements on a timely basis, such delivery constituting the authorization of the Corporation to the Subscribers to file or otherwise deliver, on their own behalf, as may be required from time to time, such forms with the relevant taxation authorities;

(j)                                    that all Qualifying Expenditures renounced to the Subscribers pursuant to this Subscription Agreement will be Qualifying Expenditures incurred by the Corporation that, but for the renunciation to the Subscribers, the Corporation would be entitled to deduct in computing its income for the purposes of Part I of the Tax Act;

(k)                                 if the Corporation does not renounce to the Subscriber effective on or before December 31, 2013, Qualifying Expenditures equal to the Commitment Amount, the Corporation shall indemnify and hold harmless the Subscriber and each of the partners thereof if the Subscriber is a partnership (for the purposes of this paragraph, each an “Indemnified Party”) as to and pay in settlement thereof to the Indemnified Party on or before the twentieth Business Day following the date the amount is determined, an amount equal to any tax (within the meaning of the definition of “excluded obligation” in paragraph 6202.1(5)(b) or proposed paragraph 6202.1(5)(c) of the regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial tax authority) by the Indemnified Party as a consequence of such failure; and in the event that the amount

5

renounced by the Corporation to the Subscriber is reduced pursuant to subsection 66(12.73) of the Tax Act the Corporation shall indemnify and hold harmless each Indemnified Party as to, and pay in settlement thereof to the Indemnified Party, an amount equal to the amount of any tax (within the meaning of the definition of “excluded obligation” in paragraph 6202.1(5)(b) or proposed paragraph 6202.1(5)(c) of the regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Party as a consequence of such reduction;

(l)                                     that the Corporation will not enter into transactions or take deductions which would otherwise reduce its cumulative CEE to an extent it would preclude a renunciation of Qualifying Expenditures hereunder in an amount equal to the Commitment Amount as contemplated herein; and

(m)                             the Corporation shall renounce Qualifying Expenditures pursuant to the Subscription Agreements pro rata based on the number of Flow-Through Shares issued pursuant thereto before renouncing Qualifying Expenditures pursuant to any subsequent agreement. If the Corporation is required under the Tax Act or otherwise to reduce Qualifying Expenditures previously renounced to Subscribers hereunder, such reduction shall, to the extent possible, be made pro rata based on the number of Flow-Through Shares issued pursuant to the Subscription Agreements only after it has first reduced to the extent possible all Qualifying Expenditures renounced to persons under any other subsequent agreement, provided that the Corporation may, with the consent of a particular Subscriber, reduce qualifying expenditures to that Subscriber by an amount that is greater than the amount that would otherwise be required by this section.

9.                                      Nothing herein shall constitute or be construed to constitute a partnership of any kind whatsoever between the Subscribers or any of them and the Corporation.

10.                               The contract arising out of this Subscription Agreement and all documents relating thereto, which by common accord has been and will be drafted in English, shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

11.                               Time shall be of the essence hereof.

12.                               The covenants, representations and warranties contained in this Subscription Agreement shall be true and correct as of closing and shall survive the closing of the offering of securities under the Prospectus.

13.                               The subscriptions of the Subscribers are further subject to any rights available to the Subscribers under applicable securities laws.

14.                               The Corporation acknowledges and agrees that it is the intention of the parties hereto and the Corporation hereby constitutes the Agent as trustee for each of the Subscribers in respect of each of the covenants, agreements and representations and warranties of the Corporation contained herein and the Agent shall be entitled, as trustee, in addition to any

6

rights of the Subscribers, to enforce such covenants, agreements and representations and warranties on behalf of the Subscribers.

7

13.                               This Subscription Agreement shall be binding on and enure to the benefit of the Subscribers and the Corporation and their respective heirs, executors, administrators, successors and assigns.

DATED this        day of August, 2013.

SECUTOR CAPITAL MANAGEMENT CORPORATION, as a duly authorized agent for the Subscribers

Per:
Name:
Title:

THIS SUBSCRIPTION AND RENUNCIATION AGREEMENT IS ACCEPTED AND AGREED TO BY THE CORPORATION this        day of August, 2013.

VERIS GOLD CORP.

Per:
Name:
Title:

8

Appendix “A”

Subscribers

Name of Subscriber	Address of Subscriber	Social Insurance Number or Corporate Tax Account Number	Number of Flow-Through Common Shares Subscribed for	Total Subscription Amount @$0.54999 per Share (Commitment Amount)

9